BARRICK GOLD CORPORATION

BCE Place
Canada Trust Tower, Suite 3700
P.O. Box 212
Toronto, Ontario
M5J 2S1

ANNUAL INFORMATION FORM

For the year ended December 31, 2003

Dated as of May 19, 2004

BARRICK GOLD CORPORATION
ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TERMS	3
REPORTING CURRENCY AND FINANCIAL INFORMATION	8
DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION	8
SCIENTIFIC AND TECHNICAL INFORMATION	9
GENERAL INFORMATION	9
Incorporation	9
Market for Securities	9
Subsidiaries	9
Areas of Interest	10
General Development of the Business	10
NARRATIVE DESCRIPTION OF THE BUSINESS	15
Gold Mineral Reserves and Mineral Resources	15
Reconciliation of Mineral Reserves	19
Uses of Gold	21
Sales and Refining	21
Financial Risk Management	22
Employees - Labor Relations	25
Competition	25
PRINCIPAL REGIONS	26
North America	26
Goldstrike Property	27
Round Mountain Mine	33
Eskay Creek Mine	37
Hemlo Property	40
Australia/Africa	41
Kalgoorlie Mine	42
Yilgarn District	46
Plutonic Mine	46
Darlot Mine	47
Lawlers Mine	48
Cowal Project	48
Bulyanhulu Mine	50
Tulawaka Project	54
South America	55
Pierina Mine	55

i

Lagunas Norte Project	58
Veladero Project	61
Pascua-Lama Project	64
EXPLORATION, DEVELOPMENT AND BUSINESS DEVELOPMENT	66
ENVIRONMENT AND CLOSURE	66
LEGAL MATTERS	68
Government Controls and Regulations	68
Litigation	69
RISK FACTORS	71
SELECTED CONSOLIDATED FINANCIAL INFORMATION	77
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	78
CONSOLIDATED FINANCIAL STATEMENTS	78
DIVIDEND POLICY	78
DIRECTORS AND OFFICERS OF THE COMPANY	78
NON-GAAP PERFORMANCE MEASURES	83
ADDITIONAL INFORMATION	85

- ii -

GLOSSARY OF TERMS

Assay

     The chemical test of rock samples to determine the metal content.

Autoclave system

     Oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.

Ball mill

     A large steel cylinder containing steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Bench

     Successive steps/horizontal increments mined as an open pit progresses deeper.

By-product

     A secondary metal or mineral product recovered in the milling process such as copper and silver.

Carbonaceous

     Containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the mass.

Carbon-in-leach (C-I-L)

     A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occurs simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.

Carbon-in-pulp (C-I-P)

     A precious metals leaching technique in which granular activated carbon particles much larger than the ground ore particles are added to the cyanidation pulp after the precious metals have been solubilized. The activated carbon and pulp are agitated together to enable the solubilized precious metals to become adsorbed onto the activated carbon. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.

Concentrate

     A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

Contained ounces

     Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

Contango

     The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.

Crushing and grinding

     The process by which ore is broken into small pieces to prepare it for further processing.

Cyanidation

     A method of extracting gold or silver by dissolving it in a weak solution of sodium cyanide.

Deferred stripping costs

     Mining costs associated with waste rock removal that are deferred and amortized to operating costs over the life of an open pit mine.

Development

     Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

Dilution

     The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

Doré

     Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

Drift

     A horizontal tunnel generally driven alongside an ore deposit, from a shaft, to gain access to the deposit.

Drilling

     Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

     Reverse circulation: drilling that produces rock chips rather than core. The chips are forced by air to surface through a double-walled drill pipe and are collected for examination.

     Conventional rotary: drilling that produces rock chips similar to reverse circulation except that the sample is collected through a single-walled drill pipe.

     In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

     Geotechnical: diamond drilling targeted and utilized specifically for the collection of information used for mine stability purposes.

Exploration

     Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

Flotation

     A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic or valueless gangue or waste.

Grade

     The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

     Cut-off grade: the minimum metal grade at which an orebody can be economically mined (used in the calculation of ore reserves).

     Mill-head grade: metal content of mined ore going into a mill for processing.

     Recovered grade: actual metal content of ore determined after processing.

     Reserve grade: estimated metal content of an orebody, based on reserve calculations.

Heap leaching

     A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

Layback

     A single cut, in an open pit, consisting of a number of benches, mined to expose the underlying orebody.

LIBOR

     The London Inter-Bank Offered Rate for deposits.

Lode

     A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

     A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber is not immediately filled with supporting material.

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters
Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit		(°F-32) × 5 ÷ 9	=	Celsius

Mill

     A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral reserve

     See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources”.

Mineral resource

     See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources”.

Mining claim

     That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

Net profits interest royalty

     A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

     A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit

     A mine where the minerals are mined entirely from the surface.

Ore

     Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Orebody

     A sufficiently large amount of ore that can be mined economically.

Ounces

     Troy ounces of a fineness of 999.9 parts per 1,000 parts.

Oxide ore

     Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.

Qualified Person

     See “Scientific and Technical Information”.

Ramp

     An inclined underground tunnel that provides access to and throughout an orebody for exploration, ventilation or exploitation purposes in an underground mine.

Reclamation

     The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and Closure Costs

     The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

     A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Reef

     A South African term for a continuous mineral deposit, especially gold-bearing quartz.

Refining

     The final stage of metal production in which impurities are removed from the molten metal.

Refractory material

     Gold mineralized material in which the gold is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be either silica or sulphide encapsulation of the gold or the presence of naturally occurring carbons which reduce gold recovery.

Roasting

     The treatment of ore by heat and air, or oxygen enriched air, in order to remove sulphur, carbon, antimony or arsenic.

Semi-autogenous grinding (SAG)

     A method of grinding rock into fine sand, in which the grinding media consist of larger chunks of rock and steel balls.

Shaft

     A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Stope

     An area in an underground mine where ore is mined.

Strike length

     The longest horizontal dimension of an orebody or zone of mineralization.

Tailings

     The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Tailings storage facility

     A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.

Tons

     Short tons (2,000 pounds).

Total cash costs

     Total cash costs are calculated in accordance with The Gold Institute Production Cost Standard and include site costs for all mining (excluding deferred stripping costs), processing and administration, royalties and production taxes, but are exclusive of amortization, reclamation, financing costs, capital costs and exploration costs. See “Non-GAAP Performance Measures”.

REPORTING CURRENCY AND FINANCIAL INFORMATION

     All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. For Canadian dollars to U.S. dollars, the average exchange rate for 2003 and the exchange rate at December 31, 2003 were one Canadian dollar per 0.7138 and 0.7738 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2003 and the exchange rate at December 31, 2003 were one Australian dollar per 0.6529 and 0.7520 U.S. dollars, respectively.

     Total cash costs in this Annual Information Form are calculated in accordance with The Gold Institute Production Cost Standard and are net of by-product credits. See “Non-GAAP Performance Measures”.

     Barrick prepares its primary financial statements in accordance with the United States generally accepted accounting principles (“US GAAP”). Accordingly, unless otherwise indicated, financial information in this Annual Information Form is presented in accordance with US GAAP. Ontario corporate law requires that Barrick also prepare financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Consolidated Financial Statements of the Company for the year ended December 31, 2003 were prepared in accordance with US GAAP and are incorporated by reference in this Annual Information Form.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

     Certain information contained or incorporated by reference in this Annual Information Form, including the information set forth as to the future financial or operating performance of the Company, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency market (such as the Canadian and Australian dollars versus the US dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit-risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Australia, Chile, Peru, Argentina, Tanzania or Barbados or other countries in which the Company does or may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause its actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources” and “Risk Factors” and to the “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2003” (US GAAP) incorporated by reference herein for a discussion of some of the factors underlying forward-looking statements.

     The Company may, from time to time, make oral forward-looking statements. The Company strongly advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities commissions and the United States Securities and Exchange Commission should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise.

SCIENTIFIC AND TECHNICAL INFORMATION

     Scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources, or describing the geology of particular properties, is based on information prepared under the supervision of, or has been reviewed by, René L. Marion, P.Eng., Vice-President, Technical Services of Barrick and/or Alexander J. Davidson, P. Geo., Executive Vice President, Exploration of Barrick.

     Unless otherwise noted, exploration programs described in this Annual Information Form are designed and carried out under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration of Barrick.

     Each of Messrs. Marion and Davidson is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

GENERAL INFORMATION

Incorporation

     Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984 under the laws of the Province of Ontario, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share, which has special voting rights designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. For a description of Barrick’s acquisition of Homestake, see “General Information – General Development of the Business”.

Market for Securities

     Barrick’s common shares are listed on the New York Stock Exchange, the Toronto Stock Exchange, the London Stock Exchange, the Swiss Exchange and the Paris Bourse.

Subsidiaries

     A significant portion of Barrick’s business is carried on through subsidiaries. A chart showing the names of the significant subsidiaries of Barrick as at March 31, 2004 and their respective jurisdictions of incorporation is set out at the end of this “General Information” section. All subsidiaries referred to in the chart are 100% owned unless otherwise noted. Unless otherwise indicated or the context otherwise requires, references to Barrick or the Company in this Annual Information Form include Barrick and, where appropriate, its predecessor corporations and its subsidiaries.

Areas of Interest

     For a map showing Barrick’s principal mining operations and projects, see the end of this “General Information” section.

General Development of the Business

     Barrick entered the gold mining business in 1983 and is now one of the largest gold mining companies in the world in terms of production and reserves. The Company has operating mines or development projects in Canada, the United States, Australia, Peru, Chile, Argentina and Tanzania.

     During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s flagship Goldstrike property on the Carlin Trend in Nevada. Barrick has transformed Goldstrike from a small heap-leach operation to a property with 19.1 million ounces of gold reserves and two producing mines – the Betze-Post (“Goldstrike Open Pit”) and Meikle (“Goldstrike Underground”) mines. Goldstrike produced 2.11 million ounces of gold in 2003. Since 1994, Barrick has strategically expanded beyond its North American base to ensure growth in reserves and production and now operates in South America, Africa and Australia.

     Barrick has employed a growth strategy that involves acquisitions, a district development program and exploration. The acquisition strategy is illustrated by the acquisitions noted below. The district development program involves focusing exploration on and around existing properties. Through this program, the Company discovered and brought into production the Goldstrike Underground mine and related mineral deposits on the Goldstrike property. Although this trend changed in 2003, exploration spending across the industry, particularly among junior companies, has decreased significantly in recent years. During the same period, Barrick has increased its exploration activities and is engaged in early stage exploration in four major areas: Peru, Tanzania, Australia and Chile/Argentina. This program resulted in the grassroots discovery of the Lagunas Norte deposit in the Alto Chicama District in Peru in 2002.

     In 1994, Barrick acquired Lac Minerals Ltd., an international gold mining company with operating mines in Canada, the United States and Chile. The acquisition gave Barrick control of what is now known as the Pascua-Lama property, which now hosts proven and probable reserves of 16.9 million ounces of gold and 584 million ounces of contained silver within reported gold reserves.

     In 1996, Barrick acquired Arequipa Resources Ltd., an exploration company with mineral properties in Peru, including the Pierina early stage exploration property. The property commenced production in November 1998 and, since production began, has produced, in aggregate, over 4.4 million ounces of gold to December 31, 2003.

     In 1999, Barrick acquired Sutton Resources Ltd., an exploration company with mineral properties in Tanzania, including the Bulyanhulu gold project. At the time of acquisition, proven and probable gold reserves at Bulyanhulu were 3.6 million ounces. At year-end 2003, proven and probable gold reserves were 10.9 million ounces. Mine construction began in the third quarter of 1999 and production commenced in April 2001. For the year-ended December 31, 2003, the mine produced 314,000 ounces of gold at an average total cash cost of $246 per ounce. In February 2004, Barrick entered into a letter of intent with Falconbridge Limited in respect of exploration and development of the Kabanga nickel deposit, which Barrick acquired in connection with its acquisition of Sutton Resources Ltd.

     In December 2001, Barrick acquired Homestake Mining Company whose operations included mining operations in the United States, Canada, Australia and Chile, development projects in Argentina and Australia, and exploration projects in the United States, Canada, Australia, Argentina and Chile. The assets acquired included the Eskay Creek mine, the interests in the Kalgoorlie, Round Mountain and Hemlo operations, the Plutonic, Lawlers and Darlot mines, the Cowal project, and the remaining 60 percent interest in the Veladero project.

     At December 31, 2003, proven and probable mineral reserves for Canadian reporting purposes stood at 86 million ounces of gold and mineral resources stood at 24.7 million ounces of measured and indicated gold and 17.4 million ounces of inferred gold. For a breakdown of reserves and resources by category, see – “Summary of Mineral Reserves and Resources”. For the year-ended December 31, 2003, Barrick produced 5.51 million ounces. Gold production is targeted at between 4.9 and 5.0 million ounces in 2004.

     The following table summarizes Barrick’s interest in its principal producing mines and its share of gold production from these mines:

		2003	2002	2001
Mines	Ownership(1)	(ounces)	(ounces)	(ounces)
North America
Goldstrike Property, Nevada
Goldstrike Open Pit	100%	1,559,461	1,409,985	1,549,975
Goldstrike Underground	100%	551,664	640,336	712,688

Goldstrike Property total		2,111,125	2,050,321	2,262,663
Eskay Creek Mine, British Columbia(2)	100%	352,070	358,718	320,784
Round Mountain Mine, Nevada(2),(3)	50%	392,649	377,747	373,475
Hemlo Property, Ontario (2),(3)	50%	267,888	269,057	307,514
Holt-McDermott Mine, Ontario	100%	89,515	83,577	83,577
Marigold Mine, Nevada(2),(3)	33%	47,396	27,422	28,261

		3,260,643	3,166,842	3,376,274

South America
Pierina Mine, Peru	100%	911,723	898,228	911,076

Australia/Africa
Plutonic Mine, Western Australia (2)	100%	333,947	307,377	288,360
Darlot Mine, Western Australia (2)	100%	154,977	145,443	125,024
Lawlers Mine, Western Australia (2)	100%	99,223	113,291	103,915
Kalgoorlie Mine, Western Australia(2),(3)	50%	436,098	360,025	384,362

		1,024,245	926,136	901,661
Bulyanhulu Mine, Tanzania (4)	100%	313,551	356,319	241,575

		1,337,796	1,282,455	1,143,236

Other Mines Closed in 2002(2),(3)		—	347,352	693,510

Company total		5,510,162	5,694,877	6,124,096

(1)	Barrick’s interest is subject to royalty obligations at certain mines.

(2)	Acquired through the acquisition of Homestake in December 2001 (except for the following properties included in “Other Mines Closed in 2002” – Bousquet mine, El Indio and Tambo mines). Production reflects Homestake’s interest prior to the acquisition ((except for the following properties included in” Other Mines Closed in 2002” – Holt-McDermott mine, Bousquet mine and El Indio mine).

(3)	Barrick’s proportional share.

(4)	The Bulyanhulu mine commenced production in April 2001.

     See the Notes to the Consolidated Financial Statements for further information on the Company’s operating and geographic segments.

Barrick Gold Corporation (Ontario)
BGC Holdings Ltd. (Cayman Islands)
ABX Financeco Inc. (Delaware)
Holt McDermott Mine (Ontario)
Barrick Holdings International Ltd. (Cayman Islands)
Barrick International Bank Corp. (Barbados)
Barrick Gold Exploration Inc. (Delaware)
Barrick Holding Co (California)
Barrick Gold Finance Inc. (Delaware)
Barrick Goldstrike Mines Inc. (Colorado)
Homestake Mining Company (Delaware)
Betze-Post Mine (Nevada)
Meikle Mine (Nevada)
Homestake Mining Company of California (California)
Peru Mineral Ventures Limited (Cayman Islands)
Barrick South America Ltd. (Cayman Islands)
KMCL Holdings Ltd. (Cayman Islands)
Barrick Holdings Ltd. (Cayman Islands)
Kahama Mining Corporation Limited (Tanzania)
Bulyanhulu Mine (Tanzania)
Barrick Gold South America SA (chile)
Homestake Canada Holdings Company (Nova Scotia)
Bargold Corporation (Delaware)
Homestake Nevada Corporation (California)
BGC Finance Pty Ltd. (Northern Territory)
25%
25%
25%
25%
50%
Barrick Gold Inc. (Ontario)
Round Mountain Mine (Nevada)
Barrick Mining Company (Australia) Limited (New South Wales)
Barrick Gold of Australia Limited (South Australia)
50%
Hemlo Property (Ontario)
Eskay Creek (British Columbia)
Compania Minera San Jose Inc. (Cayman Islands)
Exploraciones Mineras Argentinas S.A. (Panama)
Forsayth NL (Western Australia)
Plutonic Operations Limited (New South Wales)
Kalgoorlie Consolidated Gold Mines Pty Ltd (Western Australia)
Barrick Australia Limited (South Australia)
South American Mineral Ventures Limited (Cayman Islands)
Compania Minera San Jose de Argentina (Cayman Islands)
Argentina Gold Corp (Canada)
Lawlers Mine (Australia)
Plutonic Mine (Australia)
Kalgoorlie Mine (Australia)
Cowal Project (Australia)
Minera Barrick Misquichilca S.A. (Peru)
Barrick Exploraciones Argentina S.A. (Argentina)
Compania Minera Nevada Ltda. (Chile)
Argentina Gold (Bermuda) I Ltd. (Bermuda)
Red Rock Mining Corporation Ltd. (New South Wales)
Pierina Mine (Peru)
Pascua-Lama Project (Chile/Argentina)
Lagunas Norte (Peru)
Grants Patch Mining Limited (Queensland)
Argentina Gold (Bermuda) II Ltd. (Bermuda)
Sundowner Minerals NL (New South Wales)
Minera Argentina Gold S.A. (Buenas Aires)
Darlot Mine (Australia)
Veladero Project (Argentina)

NARRATIVE DESCRIPTION OF THE BUSINESS

Gold Mineral Reserves and Mineral Resources

     At December 31, 2003, Barrick’s total proven and probable gold mineral reserves for Canadian reporting purposes were 86 million ounces. During 2003, Barrick produced 5.51 million ounces of gold (6.5 million contained ounces) and added approximately 5.5 million contained ounces to reserves for a net decrease of approximately 0.9 million contained ounces (see - “Reconciliation of Mineral Reserves”). The addition to reserves of 5.5 million contained ounces is primarily attributable to the Veladero project and the Lagunas Norte project, in the Alto Chicama District, the Goldstrike property and the Kalgoorlie and Plutonic mines. 2003 reserves have been calculated using an assumed gold price of $325 per ounce and a silver price of $4.75 per ounce.

     Reserves and resources have been calculated as at December 31, 2003 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below). Calculations have been prepared by employees of Barrick under the supervision of René L. Marion, P.Eng., Vice President, Technical Services of Barrick, and/or Alexander J. Davidson, P. Geo., Executive Vice President, Exploration of Barrick. Such calculations incorporate then current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the calculation of reserves, see “ – Notes to the Reserves, Resources and Reconciliation Tables”. Barrick’s normal data verification procedures have been employed in connection with the calculations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by Mr. Marion or Mr. Davidson, employees under their supervision, and/or independent Qualified Persons. Verification procedures include industry-standard quality control practices. For details of data verification and quality control practices at each material property, see “Principal Regions”.

     Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Securities Exchange Act of 1934 (as interpreted by the Staff of the U.S. Securities and Exchange Commission) applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, as at December 31, 2003, the mineralization at the Lagunas Norte project is classified as mineralized material. As at May 1, 2004, for U.S. reporting purposes, the mineralization at the Lagunas Norte project is classified as reserves.

     Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of gold will be produced. See “Risk Factors” and “Disclosure Regarding Forward-Looking Information”.

     Definitions

     A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

     An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

     An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

     A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

     A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

     A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

     A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Gold Mineral Reserves (1), (3), (4), (7), (10), (11)
(as at December 31, 2003, in accordance with National Instrument 43-101)

	PROVEN			PROBABLE			TOTAL
	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)
North America
Operating Mines
Goldstrike Open Pit(14)	61,551	0.128	7,856	48,191	0.162	7,829	109,742	0.143	15,685
Goldstrike Underground(14)	3,316	0.467	1,547	5,862	0.326	1,913	9,177	0.377	3,460
Goldstrike Property Total	64,867	0.145	9,403	54,053	0.180	9,742	118,919	0.161	19,145
Round Mountain (50%)	64,933	0.017	1,081	24,919	0.020	502	89,852	0.018	1,583
Marigold (33%)	3,122	0.031	98	27,967	0.023	638	31,089	0.024	737
Eskay Creek	387	1.398	541	540	0.741	400	927	1.015	941
Hemlo (50%)	10,766	0.113	1,213	6,791	0.078	531	17,557	0.099	1,744
Holt-McDermott	31	0.161	5	309	0.162	50	340	0.162	55

South America
Operating Mines
Pierina	26,112	0.060	1,560	35,281	0.034	1,208	61,393	0.045	2,768
Projects
Lagunas Norte(7), (14)	4,443	0.051	225	154,807	0.045	6,930	159,250	0.045	7,155
Veladero	19,037	0.042	801	298,150	0.035	10,314	317,187	0.035	11,115
Pascua-Lama(12)	37,738	0.062	2,355	258,673	0.056	14,507	296,411	0.057	16,862

Australia/Africa
Operating Mines
Plutonic	403	0.057	23	20,232	0.130	2,623	20,635	0.128	2,646
Lawlers	790	0.133	105	2,444	0.122	297	3,234	0.124	402
Darlot	3,181	0.119	379	4,446	0.170	756	7,627	0.149	1,135
Kalgoorlie (50%)	37,799	0.054	2,042	59,248	0.065	3,852	97,047	0.061	5,894
Bulyanhulu	1,784	0.407	726	26,098	0.390	10,181	27,882	0.391	10,907
Projects
Cowal	5,191	0.046	238	58,409	0.039	2,257	63,600	0.039	2,495
Tulawaka (70%)	—	—	—	1,093	0.337	368	1,093	0.337	368

TOTAL	280,584	0.074	20,795	1,033,460	0.063	65,156	1,314,043	0.065	85,952

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

Gold Mineral Resources (1), (2), (3), (5)
(as at December 31, 2003, in accordance with National Instrument 43-101)

	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)	Ounces	Tons	Grade(8)	Ounces(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
North America
Operating Mines
Goldstrike Open Pit(14)	14,077	0.059	831	23,326	0.061	1,433	2,264	323	0.065	21
Goldstrike Underground(14)	1,580	0.435	687	4,261	0.423	1,802	2,489	7,725	0.366	2,827
Goldstrike Property Total	15,657	0.097	1,518	27,587	0.117	3,235	4,753	8,048	0.354	2,848
Round Mountain (50%)	10,050	0.013	133	27,720	0.018	512	645	9,790	0.018	180
Marigold (33%)	6,645	0.020	134	6,689	0.020	134	268	59,144	0.014	826
Eskay Creek	93	0.290	27	329	0.286	94	121	277	0.513	142
Hemlo (50%)	1,171	0.112	131	1,846	0.076	140	271	3,952	0.142	562
Holt-McDermott	—	—	—	452	0.195	88	88	133	0.271	36

South America
Operating Mines
Pierina	6,017	0.017	103	19,404	0.016	316	419	154	0.013	2
Projects
Lagunas Norte(7), (14)	1,624	0.063	103	24,127	0.068	1,632	1,735	10,233	0.060	617
Veladero	3,423	0.021	72	64,292	0.023	1,468	1,540	73,462	0.023	1,704
Pascua-Lama(12)	3,962	0.055	216	111,883	0.029	3,271	3,487	126,841	0.027	3,475

Australia/Africa
Operating Mines
Plutonic	190	0.216	41	13,205	0.146	1,926	1,967	8,624	0.175	1,508
Lawlers	2,009	0.153	307	6,768	0.122	829	1,136	1,745	0.122	213
Darlot	1,098	0.142	156	3,096	0.126	390	546	144	0.194	28
Kalgoorlie (50%)	14,447	0.055	794	30,137	0.059	1,786	2,580	4,621	0.043	197
Bulyanhulu	54	0.222	12	4,246	0.443	1,882	1,894	5,268	0.512	2,697
Projects
Cowal	2,594	0.038	98	44,940	0.033	1,498	1,596	31,053	0.033	1,011
Tulawaka (70%)	—	—	—	680	0.066	45	45	161	0.075	12

Other Properties	—	—	—	20,404	0.078	1,598	1,598	11,768	0.118	1,387

TOTAL	69,034	0.056	3,845	407,805	0.051	20,844	24,689	355,418	0.049	17,445

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

Reconciliation of Mineral Reserves

Mineral Reserves
Mineral Reserves	Increase	December 31,
Property (000’s of ounces)	December 31, 2002(6)	Processed in 2003	(decrease)	2003(3)
North America
Operating Mines
Goldstrike Open Pit(14)	16,051	(1.895)	1,529	15,685
Goldstrike Underground(14)	3,888	(625)	197	3,460
Round Mountain (50%)	1,875	(458)	166	1,583
Marigold (33%)	678	(65)	124	737
Eskay Creek	1,430	(383)	(106)	941
Hemlo (50%)	2,118	(282)	(92)	1,744
Holt-McDermott	154	(95)	(4)	55
South America
Operating Mines
Pierina	3,602	(1,172)	338	2,768
Projects
Lagunas Norte(14)	6,535	(7)	—	620	7,155	(7)
Veladero	9,384	(7)	—	1,731	11,115
Pascua-Lama	16,862	(12)	—	—	16,862	(12)
Australia/Africa
Operating Mines
Plutonic	2,533	(371)	484	2,646
Lawlers	509	(103)	(4)	402
Darlot	1,269	(160)	26	1,135
Kalgoorlie (50%)	5,551	(508)	851	5,894
Bulyanhulu	11,653	(356)	(390)	10,907
Projects
Cowal	2,835	—	(340)	2,495
Tulawaka	—	—	368	368

Total	86,927	(6,473)	5,498	(13)	85,952

       Notes to the Mineral Reserves, Resources and Reconciliation Tables

(1)	Reflects Barrick’s ownership share where ownership interest is less than 100%.

(2)	These mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3)	Mineral reserves and resources have been calculated as at December 31, 2003.

(4)	Mineral reserves have been calculated as at December 31, 2003 using an assumed gold price of $325 per ounce and a silver price of $4.75 per ounce and exchange rates of $1.50 C$/US$ and $0.57 US$/A$. Reserves at the Kalgoorlie property assumed an exchange rate of $0.59 US$/A$. Reserves at the Hemlo property assumed an exchange rate of $1.53 C$/US$.

(5)	Resources have been estimated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property. Assumed gold prices ranging from $300 to $400 have generally been used in estimating resources.

(6)	Mineral reserves have been calculated as at December 31, 2002 using an assumed gold price of $300 per ounce and a silver price of $4.75 per ounce and exchange rates of $1.58 C$/US$ and $0.54 US$/A$. Reserves at the Kalgoorlie property assumed a gold price of $297 per ounce (A$550 and an exchange rate of $0.54 US$/A$).

(7)	Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the U.S. Securities and Exchange Commission, applies different standards in order to classify mineralization as a reserve. The mineralization at the Veladero project was classified as reserves for U.S. reporting purposes in the beginning of the fourth quarter of 2003. For U.S. reporting purposes, as at December 31, 2003, the mineralization at the Lagunas Norte project, located in the Alto Chicama District, is classified as mineralized material. As at May 1, 2004, the mineralization at the Lagunas Norte project is classified as reserves for U.S. reporting purposes.

(8)	Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.

(9)	Ounces estimated to be present in the tons of ore which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces.

(10)	Reserves include stockpile material totalling approximately 95.8 million tons, containing approximately 5.1 million ounces. Properties at which stockpile material represents more than 5% of the reported reserves are as follows:

			Contained
	Tons	Grade	Ounces
Property	(000’s)	(oz/ton)	(000’s)
Kalgoorlie	11,112	0.036	399
Goldstrike	41,051	0.100	4,105
Round Mountain	42,362	0.013	562

(11)	The metallurgical recovery applicable at each property and the cut-off grades used to determine reserves are as follows:

	Metallurgical
	Recovery	Cutoff Grade
	(%)	(oz/t)
OPERATING MINES
Goldstrike Property
Open Pit	83.9	0.060-0.080
Underground	89.8	0.110-0.260
Marigold	72.0	0.005-0.010
Round Mountain	66.9	0.006-0.018
Eskay Creek	92.3	0.739-0.997
Holt-McDermott	94.2	0.099-0.137
Hemlo Property
David Bell	93.0	0.236
Williams	92.3	0.032-0.133
Pierina	77.3	0.011-0.016
Lagunas Norte(14)	84.7	0.012

	Metallurgical
	Recovery	Cutoff Grade
	(%)	(oz/t)
Veladero	72.3	0.019-0.024
Pascua-Lama	82.7	0.032-0.055
Darlot	97.0	0.112-0.127
Lawlers	95.4	0.119
Plutonic	88.1	0.029-0.096
Kalgoorlie	86.1	0.032
Cowal	84.9	0.013-0.019
Bulyanhulu	89.0	0.241-0.267
Tulawaka	90.0	0.051

(12)	Reserves for the Pascua-Lama project have been calculated using a gold price of $325 per ounce, a silver price of $4.75 per ounce and cost estimates as at December 31, 2003. Using such assumptions, the project generates a marginal rate of return. Work on updating the previous feasibility study is ongoing and cost estimates are under continuing review. See “Principal Regions - South America - Pascua-Lama Project”.

(13)	Represents a 3.9 million ounce increase resulting from the increase in the assumed gold price for the calculation of reserves from $300 to $325 per ounce and other increases (decreases) resulting from reclassification between mineral resources and mineral reserves and changes due to geological remodelling and mine planning.

(14)	The Goldstrike Open Pit mine has been previously referred to as the Betze-Post mine; the Goldstrike Underground mine has been previously referred to as the Meikle mine; and the Lagunas Norte project, in the Alto Chicama District, has previously been referred to as the Alto Chicama project.

Uses of Gold

     Product fabrication and bullion investment are two principal uses of gold. Within the fabrication category there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Sales and Refining

     Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Since there are a large number of available gold purchasers, the Company is not dependent upon the sale of gold to any one customer. Barrick’s gold is currently being refined to market delivery standards by MKS Finance S.A. in Castel San Pietro, Switzerland and Argor-Heraeus S.A. in Mendrisio, Switzerland (Goldstrike production), by Johnson Matthey Limited in Brampton, Ontario, Canada (a portion of the Hemlo production), by the Royal Canadian Mint in Ottawa, Ontario, Canada (a portion of the Hemlo production), by Johnson Matthey PLC in London (Pierina production and Bulyanhulu gold doré production), by Johnson Matthey Refining Inc. in Salt Lake City, Utah, United States (Round Mountain production)` and by Australian Gold Refinery in Perth, Australia (Plutonic production, Kalgoorlie production, Darlot production and Lawlers production). The gold is then delivered to meet commitments under gold sale contracts or sold to various gold bullion dealers or smelters on a competitive basis at spot prices. The Company believes that, because of the availability of alternative refiners, no material adverse effect would result if the Company lost the services of any of its current refiners.

     The Bulyanhulu mine produces gold-copper concentrates. At Bulyanhulu, sales contracts have been established with Pan Pacific Copper Co., Ltd., an affiliate of Nippon Mining & Metals Co., Ltd., and with Sumitomo Metal Mining Co., Ltd. for up to 70% of the mine’s concentrate production through 2008. A sales contract has been established with Marc Rich + Co. Investment AG in conjunction with Yunnan Copper in China for up to 30 % of the mine’s concentrate production through 2006.

     The Eskay Creek mine sells direct shipping ore under long-term sales contracts with Dowa Mining Company Limited, Akita-Ken, Japan, and Noranda Inc., Rouyn-Noranda, for combined ore sales of 135,000 dry tonnes annually. These contracts expire in 2006 and 2007. The Eskay Creek mine also produces flotation concentrates, up to 70% of which is committed under a sales agreement with Noranda Inc. in Rouyn-Noranda, Quebec, Canada and 30% to Teck Cominco Metals Ltd. in Trail, British Columbia, Canada. These contracts expire at various dates between 2004 and 2008.

Financial Risk Management

Forward Sales Program

     The Company has operations in five principal countries which produce its primary product, gold, as well as by-products such as silver and copper. The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in gold prices. This financial exposure is monitored and managed by the Company as an integral part of its overall risk-management program. The Company’s risk-management program has historically focused on the unpredictability of commodity and financial markets and used financial instruments to mitigate significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in commodity prices. Price fluctuations in gold could cause actual cash inflows from the sale of gold to differ from anticipated cash inflows.

     For most of Barrick’s history, gold forward sales were a significant element in providing the Company the relatively stable revenue that helped fuel its growth. In 2002, Barrick took steps to simplify and reduce the size of its gold forward sales program. With the Company’s positive outlook for the gold price, interest rates at 40-year lows (leading to lower forward sales price premiums) and Barrick’s strong financial position, the Company has been managing the program down to a lower percentage of overall reserves. In late 2003, Barrick adopted a no-hedge gold policy such that it will not add any new ounces to its gold forward sales program and will pursue opportunities to reduce its gold forward sales position. Barrick continues to enter into derivative instruments to mitigate the effect of other risks that are inherent in its business, and also to take advantage of opportunities to secure attractive pricing for currencies, interest rates and other commodities.

     Barrick’s forward gold and silver sales contracts represent agreements to sell gold and silver on a delivery date in the future. Barrick has the flexibility to choose the delivery date at any time in advance of the contract’s termination date (2013 in most cases). Barrick may, in its discretion, choose to settle any gold sales contract at any time in advance of the contract’s termination date. Barrick spreads out the interim pricing dates of its contracts such that, for gold and silver sales contracts Barrick is able to physically deliver gold and silver against the contracts on these dates, if desired, and for other contracts the relevant markets for currencies and interest rates will be able to absorb the contracts.

     The rights and obligations under Barrick’s gold forward sales contracts are defined by master trading agreements executed with various counterparties. The selling price under a contract is based on the forward price of gold at the future delivery date, which is essentially a function of the spot gold price on the date the contract is entered into plus a premium (commonly referred to as “contango”) through the future delivery date. The amount of contango is often quoted as a percentage return that reflects the spread between market LIBOR interest rates (i.e., US dollar interest rates) and gold borrowing rates

(commonly referred to as “gold lease rates”). Generally, US dollar interest rates are higher than the gold lease rate, which means that the future price for the sale of gold under the contract is higher than the gold price at the time the contract is entered into. In general, the longer the period of time from the start of the contract until delivery, the greater the amount of the forward premium or contango and, provided US dollar interest rates remain higher than gold lease rates, the greater the contract price compared to the spot price at the start of the contract. In the event gold lease rates are higher than US dollar interest rates, the “premium” becomes negative (known as “backwardation”). However, because of the large amount of Central Bank gold available for lending relative to demand, gold lease rates have historically tended to be low and any spikes short-lived.

     Barrick has arrangements in place with approximately 19 high-quality counterparties whose credit ratings are generally “AA” or higher. To reduce exposure to defaults by counterparties, Barrick diversifies its forward sales contracts across a number of counterparties, limits exposure to individual counterparties, uses master netting arrangements (which means that Barrick’s exposure is limited to the net positive exposure of contracts of a similar type with individual counterparties) and regularly monitors its counterparties’ credit ratings. To date, all counterparties have fully performed their obligations under such arrangements.

     Barrick’s trading agreements provide for early close out of certain transactions in the event of a material adverse change in the ability of Barrick or its principal hedging subsidiary to perform its obligations under the trading agreements and related parent guarantees or a lack of a gold market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The principal financial covenants contained in the trading agreements are the requirement that Barrick maintain a consolidated net worth of at least $2 billion – at December 31, 2003, it was $3.5 billion – and a long-term debt to consolidated net worth ratio of 1.5:1 or lower – at December 31, 2003, it was 0.25:1. For the purpose of these covenants, unrealized mark-to-market gains or losses on derivative transactions are excluded. If an event of default occurred, counterparties could require Barrick to immediately settle outstanding contracts. Under its trading agreements, Barrick is not required to post any collateral or subject to any margin calls.

     In previous years, as a result of the Company’s forward sales program and the level of spot prices for gold, substantially all of the gold produced by the Company (excluding Homestake production) was delivered against existing forward sale contracts rather than on the spot market. During 2003, however, the Company delivered a large portion of gold production into the spot market, combined with the delivery of our remaining production into our forward sales program. In 2003, the Company realized an average price of $366 per ounce compared with an average gold price on the Commodity Exchange Inc. (“COMEX”) in New York for the year of $363 per ounce. In comparison, for 2002, the Company realized an average gold price of $339 per ounce compared with an average gold price on the COMEX in New York for the year of $310 per ounce. As a result of changes in the market price of gold, contango rates and other factors, there can be no assurance that the Company’s forward sales program will be as successful in the future as it has been in the past.

     During 2003, the Company reduced its gold forward sales position by 2.6 million ounces and, at year end, had outstanding commitments to deliver 15.5 million ounces of its future gold production under its gold forward sales program. This represents approximately 18% of reserves (for Canadian reporting purposes). This means that more than four out of every five ounces of gold reserves are unhedged, giving Barrick significant leverage to the gold price.

     Barrick plans to explore and evaluate various strategies to reduce the size of its gold hedge position. Barrick has targeted a reduction in the size of the program of at least 1.5 million ounces in 2004. The actual reduction in 2004 may be higher than the target. Barrick expects to deliver a portion of its

2004 gold production into its gold forward sales program in order to accomplish this goal. In general, the Company will also endeavor to exploit gold market volatility or other opportunities in reducing its gold hedge position. Depending on market conditions and other factors, Barrick may choose to deliver a portion of its gold production into its gold forward sales program at prices that are below the spot price, or Barrick may choose to pursue any of a number of alternative methods of reducing or eliminating its gold hedge position, including, but not restricted to, restructuring, transferring, converting or otherwise settling contracts.

     For a summary of the Company’s future gold sale and delivery commitments, derivative financial instruments used in the forward sales program and associated risks, see Note 11 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2003, pages 23 to 25, 30 to 31 and 51 to 55 of the Company’s Annual Report to Shareholders for the year ended December 31, 2003 and “Risk Factors”.

Currency and Interest Rate Hedge Programs

     The Company also monitors and manages exposures related to currencies and interest rates. Currency risk mainly arises on cash expenditures at the Company’s Australian and Canadian mines that are denominated in local currencies. Interest rate risk mainly relates to interest income receipts on cash balances and interest payments on variable-rate debt obligations. The Company mainly uses forward exchange contracts and interest rate swaps to mitigate the impact of volatility in currency exchange rates and interest rates on its business. For a summary of the derivative instruments used in the Company’s currency and interest rate hedge programs see Note 11 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2003.

Oversight and Control Over Risk Management Activities

     The Company’s financial risk management activities are subject to the management, direction, and control of its Finance Committee as part of that Committee’s oversight of the Company’s investment activities and treasury function. The Finance Committee, which is comprised of four members of the Company’s Board of Directors, including the Company’s Chief Executive Officer, reports to the Board of Directors on the scope of the Company’s risk-management strategy (including the gold sales program) and other activities. The Finance Committee approves corporate policy that defines the Company’s risk-management objectives and philosophy relating to financial risk management activities and provides guidance for financial instrument usage. The Finance Committee also approves hedging strategies that are developed by management through its analysis of risk exposures to which the Company is subject, and commodity, foreign exchange and interest rate market analysis from internal and industry sources. The resulting hedging strategies are then incorporated into the Company’s overall risk-management strategies.

     Responsibility for the implementation of hedging and risk-management strategies is delegated to the Company’s treasury function. A report on Barrick’s hedge position, detailing the size of the hedge position by contract type, diversification of the position among counterparties and each counterparty’s recent credit rating and the latest fair value of each group of contracts, is prepared each week and distributed to the Chief Executive Officer, the Chief Financial Officer and the Chairman of the Finance Committee. The Finance Committee and the Board of Directors also receive a report on Barrick’s hedging position at each of their regularly scheduled meetings.

     Barrick maintains a separate compliance function to independently monitor and verify hedging activities and achieve segregation of duties of personnel responsible for entering into hedging transactions from personnel responsible for recording and reporting transactions. In addition, the treasurer regularly monitors all hedging transactions entered into by the treasury group. All confirmations and settlements of transactions are processed and checked independently of the treasury group. Responsibility for entering into hedging transactions is limited to a small group of experienced treasury personnel. Summaries of each individual transaction, setting out the terms of the transactions and the identity of the individual executing each transaction, are generated by the treasury group and delivered to the compliance function on a daily basis. Confirmations from counterparties are received directly by the compliance function and checked against the documentation generated by the treasury group. Barrick has not entered into gold delivery commitments that are not covered by scheduled production.

Employees - Labor Relations

     As at December 31, 2003, Barrick had approximately 5,200 full-time employees worldwide, as well as approximately 1,900 employees at operations jointly owned by Barrick, substantially all of who are employed in the United States, Canada, Australia, Chile, Peru, Argentina and Tanzania. Unions represent approximately 300 persons at the Company’s operations. Although the Company experienced an unauthorized work stoppage of one week at its Bulyanhulu mine in late 2002, labor relations at all locations are believed to be good.

     Hourly employees are provided with a variety of retirement, insurance and other benefits generally corresponding to prevailing customs in the relevant area and industry. Certain of the Company’s mining operations participate in retirement pension plans that are defined contribution plans. The Company also has pension plans covering certain United States employees. Certain of these pension plans, covering U.S. salaried and other non-union employees, provide benefits based on the employee’s years of service and highest compensation for a period prior to retirement. Certain of these pension plans, covering U.S. union employees, provide defined benefits based on each year of service. The Company also has other post-retirement plans that provide medical and life insurance benefits for certain retired employees. The excess of accumulated benefit obligations over plan assets for pension plans with accumulated benefit obligations in excess of plan assets was $51 million at December 31, 2003, and $61 million at December 31, 2002. Plans where the projected benefit obligation and accumulated benefit obligation exceeded plan assets included a qualified pension plan covering salaried and non-union employees, a nonqualified supplemental pension plan covering certain employees and a nonqualified pension plan covering a director of the Company. In addition, an irrevocable trust (“Rabbi Trust”) was set up to fund the nonqualified plans and certain other deferred compensation plans. The diversified assets held in the Rabbi Trust included short-term investments of approximately $32 million as of December 31, 2003. The Company has put in place a retirement plan for certain officers of Barrick. Pursuant to the unfunded plan, 15% of the officer’s salary and bonus for the year is accrued and accumulated with interest until retirement. There are no other benefits programs in place that could result in any unfunded post-retirement benefits. In addition, the Company has implemented incentive programs for certain employees.

Competition

     The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases on gold and other precious metals prospects and in connection with the recruitment and retention of qualified employees.

     There is significant competition for the limited number of gold acquisition opportunities and, as a result, the Company may be unable to continue to acquire attractive gold mining properties on terms it considers acceptable.

PRINCIPAL REGIONS

     For the year-ended December 31, 2003, Barrick produced 5.51 million ounces at total cash costs of $189 per ounce. Gold production is targeted at between 4.9 and 5.0 million ounces in 2004 at total cash costs of $205 to $215 per ounce of gold.

Cost Of Sales And Other Operating Expenses

For the years ended December 31,	2003	2002
Total cash production costs – per US GAAP	$1,065	$1,065
Accretion expense and reclamation costs at operating mines	(14)	(37)

Total cash production costs – per Gold Institute Production Cost Standard[1]	$1,051	$1,028

Ounces sold (thousands)	5,554	5,805
Total cash costs per ounce sold - per US GAAP (dollars)	$192	$183
Total cash costs per ounce sold – per Gold Institute Production Cost Standard[1](dollars)	$189	$177

Total cash costs – per Gold Institute Production Cost Standard1 ($/oz)

For the years ended December 31,	2003	2002
Cost of sales at market foreign exchange rates	$210	$191
Gains realized on currency hedge contracts	(12)	(1)
By-product credits	(21)	(20)

Cash operating costs	177	170
Royalties	9	6
Production taxes	3	1

Total cash costs	$189	$177

1.        Reported total cash costs per ounce data are calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, but Barrick understands that most senior gold producers follow the Standard when reporting cash cost per ounce data. The data does not have a meaning prescribed by US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the Standard. Total cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs. Barrick has also presented a GAAP measure of cost per ounce as required by securities regulations that govern non-GAAP performance measures. Within this disclosure document, Barrick’s discussion and analysis is focused on the “total cash cost” measure as defined by the Standard, but the most directly comparable financial measure calculated and presented in accordance with GAAP is also provided throughout. See “Non-GAAP Performance Measures” for further information on non-GAAP performance measures.

     In 2003, Barrick was reorganized, dividing its global operations into three regions: North America, Australia/Africa and South America. Each region is supported with financial and technical resources from the Company’s corporate center. Under this new structure, each region has responsibility from development to closure in respect of each property. The following is a summary of Barrick’s principal operations and development projects by region.

North America

Operating Properties

     Barrick’s principal North American operations consist of its Goldstrike property, its 50% interest in the Round Mountain mine, its Eskay Creek mine and the 50% owned Hemlo property. The following table summarizes the production and total cash costs per ounce of the North American mines.

			Total Cash Costs – per
			Gold Institute		Total Cash Costs - per
	Production		Production Cost		US GAAP
	(attributable ounces)		Standard[1]($/oz)		($/oz)
	For the years ended		For the years ended		For the years ended
	12/31		12/31		12/31
	2003	2002	2003	2002	2003	2002
Goldstrike
Open Pit	1,559,461	1,409,985	$233	$228	$234	$232
Underground	551,664	640,336	253	198	253	199

Goldstrike property total	2,111,125	2,050,321	238	218	237	222
Round Mountain (50% owned)	392,649	377,747	173	187	177	202
Eskay Creek	352,070	358,718	52	40	53	41
Hemlo (50% owned)	267,888	269,057	226	224	227	227
Holt-McDermott	89,515	83,577	239	173	240	176
Marigold (33% owned)	47,396	27,422	171	187	172	194

	3,260,643	3,166,842	$209	$193	$211	$198

1. For an explanation of the use of non-GAAP performance measures, refer to “Non-GAAP Performance Measures”.

     Goldstrike Property

     General Information

     A wholly-owned subsidiary of Barrick owns and operates the Goldstrike Open Pit mine and the Goldstrike Underground mine and related deposits on the Goldstrike property. The property is located in north central Nevada, approximately 25 miles (40 kilometers) north of the town of Carlin, at an elevation of 5,600 feet (1,700 meters) in the hilly terrain of the Tuscarora Mountains. Access to the property is provided by certain access agreements with Newmont Mining Corporation, that allow for the use of various roads in the area, and a right-of-way issued by the Bureau of Land Management. Such roads are accessed from Elko, Nevada by traveling west on U.S. Interstate 80 to Carlin, Nevada and then by approximately 23 miles (37 kilometers) of local roads north of Carlin. Generally, the climate of the area does not materially impact on the mine’s operations.

     PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property. It completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987. At the time of acquisition, mining operations on the property were concentrated on various shallow oxide deposits. The principal known deposit was the Post surface oxide deposit, which then contained approximately half a million ounces of gold. The property was operated as an open pit, heap leach operation. Reserves for the Post deposit were delineated during 1986 and mining of the Post deposit commenced in 1987. Following acquisition, two sulphide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a carbon-in-leach mill and ancillary facilities, as well as a crushing and agglomeration plant designed to improve recoveries from low grade oxide ore, were constructed. In January 1989, Barrick announced the four-year Betze Development Plan to develop the Post oxide and Betze sulphide reserves. The plan, which called for the development of a large open pit and the expansion of the milling facilities, was completed in 1993 with the commissioning of the final three of the total of six autoclaves. The Goldstrike Underground mine, which was discovered in 1989, commenced production in 1996. During 2000, the Company completed construction of a roaster facility for the treatment of carbonaceous ore on the property. The roaster increased the property’s processing capacity by approximately 16,000 tons per day. In 2001, an intensive development program to bring the Rodeo deposit, part of the Goldstrike Underground mine, into production was completed and a new ball mill was added to increase autoclave recovery.

     At December 31, 2003, the Goldstrike property comprised approximately 9,921 acres (4,000 hectares) of land. This includes 1,762 acres (713 hectares) of patented lode mining and millsite claims and 1,870 acres (757 hectares) of unpatented lode mining and millsite claims held directly or by lease, 2,531 acres (1,024 hectares) of land acquired through land exchanges with the United States government, and 3,848 acres (1,557 hectares) purchased from other mining companies and a private individual. Patenting is the process that transfers fee simple title from the federal government to the applicant. The Goldstrike Open Pit and Goldstrike Underground mines and the majority of the beneficiation and processing facilities at the Goldstrike property are situated on land owned by Barrick.

     Geology

     The property is located on the Carlin trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanics and sediments during Tertiary time. The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

     The major gold deposits – Post Oxide, Betze, Meikle and Deep Post – are all hosted in sedimentary rocks of Silurian to Devonian ages. The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation. Betze, Meikle and Deep Post are found in the silty limestones and debris flows of the Popovich Formation. The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit. In the deeper deposits – Betze, Deep Post and Meikle – the gold is still locked up with the iron sulphide and an additional processing step (autoclaving or roasting) is required to free the gold.

     Processing

     The property has two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulphide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore (whose active carbon content responds poorly to autoclaving). The combined design capacity of these two facilities is approximately 33,000 to 35,000 tons per day. These process facilities treat the ore from both the Goldstrike Open Pit and Goldstrike Underground mines. Gold contained in recovered ore is processed into doré on-site and shipped to an outside refinery for processing into gold bullion. Power is purchased from Sierra Pacific Power Company pursuant to a contract and applicable tariffs.

     In 2003, Goldstrike processed an average grade of 0.22 ounces per ton, consisting of 0.19 ounces per ton ore from the Goldstrike Open Pit mine and 0.39 ounces per ton ore from the Goldstrike Underground mine. The average process grade is expected to decline to 0.21 ounces per ton in 2004, as the grades processed from both Goldstrike Open Pit and Goldstrike Underground mines move toward the reserve grades.

     Environment

     At December 31, 2003, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 20(a) to the Consolidated Financial Statements), for the property was $41 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     Exploration

     In 2003, the exploration program on the property had an initial focus on targets identified from 2002 geophysical survey interpretive work. The program was revised mid-year to focus on refining targets around the pit area through a re-logging and geology re-modeling program. A total of 108,849 feet (33,178 meters) of drilling was completed for the year. The following table summarizes the drilling on the property for the year:

Area	Drilling Completed	Purpose
East of Post (Meikle)	4,497 feet (1,371 meters)	Deep exploration
Banshee	3,485 feet (1,062 meters)	Expand Banshee deposit
West Griffin	1,200 feet (366 meters)	Expand West Griffin
North Betze	2,660 feet (811 meters)	Expand North Betze
North Post	1,500 feet (457 meters)	Expand North Post
South Pit Wall	2,260 feet (689 meters)	Pit wall targets
Skarn Hill	3,188 feet (972 meters)	Deep exploration
Griffin - underground	1,503 feet (458 meters)	Deep exploration
West Barrel	39,740 feet (12,113 meters)	Pit expansion
North Screamer	48,816 feet (14,879 meters)	Pit expansion

     The 2004 exploration program is expected to consist of an initial phase of 83,525 feet (25,459 meters) of drilling to further expand the pit, and to explore for new deposits to the south of the pit, to the west of Banshee and to the East of the Post fault. An additional 52,000 feet (15,850 meters) of drilling may be completed for resource and reserve definition depending on results of the initial phase of drilling.

     Capital Expenditures

     In 2003, capital expenditures for the Goldstrike property were $51 million, including expenditures for mobile equipment, ongoing underground mine development, major installation upgrades and improvements as well as dewatering and other general site expenditures. For 2004, capital expenditures at Goldstrike are expected to be $71 million, including costs for development work, mobile equipment, a pastefill plant, systems improvements and tailings storage facility expansion.

     Goldstrike Open Pit Mine

     The Goldstrike Open Pit mine is an open pit truck-and-shovel operation, using standard proven equipment. It produced 1,559,461 ounces of gold in 2003 at an average total cash cost of $233 per ounce, and is expected to produce between 1,340,000 and 1,360,000 ounces in 2004 at an average total cash cost of between $250 and $260 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is 13 years.

     Geology

     The gold mineralization at Goldstrike Open Pit is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages. The favored host for gold mineralization is the Popovich limestone followed by the Rodeo Creek unit, Goldstrike sill complex and Roberts Mountains Formation. Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids. Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas. Overall, the Betze-Post ore zones extend for 6,000 feet (1,829 meters) in a northwest direction and averages 600 to 800 feet (183 to 244 meters) in width and 400 to 600 feet (122 to 183 meters) in thickness.

     Drilling and Analysis

     More than 6,300 drill holes have been completed within and around the Betze-Post deposit. Approximately 69 percent of the total drill holes are reverse circulation and rotary drill holes and the remaining are diamond core holes. Drill spacing through the Betze, West Betze and Screamer deposits is approximately 175 feet (53 meters) and at Post is 150 feet (46 meters). Drill spacing in the North Screamer and West Barrel mineralized zones to the north of the pit varies between 100 and 300 feet (30 and 91 meters). Almost all of the total drill hole footage has been sampled on five-foot intervals and assayed for gold by the fire assay method with cyanide AA finish. All assaying is checked and verified under a comprehensive, multi-level quality assurance and quality control program that includes external laboratory check assays.

     All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database.

     The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.

     Royalties

     Most of the property comprising the Goldstrike Open Pit mine is subject to a net smelter return and net profits interest royalties payable on the valuable minerals produced from the property. The maximum third party royalties payable on the Betze deposit are a 4% net smelter return and a 6% net profits interest.

     Production Information

     The following table summarizes certain production and financial information for the Goldstrike Open Pit mine for the periods indicated:

	Year ended	Year ended
	December 31, 2003	December 31, 2002
Tons mined (000’s)	141,693	142,898
Tons of ore processed (000’s)	10,041	10,322
Average grade processed (ounces per ton)	0.19	0.16
Recovery rate (%)	82.0	83.3
Ounces of gold produced (000’s)	1,559	1,410
Average total cash costs per ounce	$233	$228

     Goldstrike Underground Mine

     The Meikle orebody, located one mile (1.6 kilometers) north of the Goldstrike Open Pit mine on Barrick’s Goldstrike property, is a high grade orebody which was discovered in 1989. Two different underground mining methods are used at Goldstrike Underground, long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent). Goldstrike Underground is a trackless operation which commenced production in September 1996. The Meikle orebody now incorporates Main Meikle, Meikle Extension, South Meikle, Griffin and Rodeo underground zones. An intensive development program to bring the Rodeo deposit into production was completed in late 2001. While exploration drilling will continue at depth below Main Meikle and in the Rodeo area, the best potential for reserve additions is likely north of Main Meikle, in an area known as Banshee. Based on existing reserves and production capacity, the expected remaining mine life is 6 years.

     The underground mine, which originally produced at a rate of approximately 2,000 tons of ore per day, averaged 4,523 tons per day in 2003 and 4,504 tons per day in 2002. Goldstrike Underground produced 551,664 ounces of gold in 2003 and is expected to produce between 590,000 and 610,000 ounces in 2004 at an average total cash cost of between $245 and $255 per ounce. In 2003, mining activity took place in five main areas — Main Meikle, Meikle Extension, South Meikle, Griffin and Rodeo. In 2004, mining activity will continue in these five areas.

     Geology

     Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the Meikle orebody, which is compact in size and very high grade. In contrast to the Goldstrike Open Pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones. These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down deep and along strike. The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member. Since silicification is the dominant alteration at Meikle, the bulk of the ore is quite hard and competent.

     Drilling and Analysis

     Underground drilling at the Meikle deposit (Meikle, South Meikle, Griffin, and West Griffin) commenced in 1995 and a total of 1,007,989 feet (307,235 meters) in 4,058 underground holes had been completed in and around the deposit as of December 31, 2003. A total of 338 surface holes, for 517,086 feet (157,608 meters), have been drilled in and around the Meikle Deposit.

     Underground drilling commenced at the Rodeo deposit (Rodeo, West Rodeo, and Barrel) in 1998 and, as of December 2003, a total of 1,098 underground holes totaling 375,895 feet (114,573 meters) had been drilled in and around the deposit. A total of 230 surface holes, for 344,300 feet (104,943 meters), have been drilled in and around the Rodeo Deposit.

     Although the majority of drilling is core, approximately 35% of Meikle and 30% of Rodeo definition drilling are by underground reverse-circulation methods. Drill spacing through the Meikle deposit is 25 to 85 feet (8 to 26 meters). Some of the wider-spaced core holes are sampled on 20-foot intervals (chip samples) and 5-foot whole or split core in mineralized intervals. All samples are fire-assayed with an atomic absorption spectrometer finish followed by a gravimetric finish for samples with AuFA greater than 0.436 oz of gold per ton. Most sampling and assaying is done on-site by Barrick with both internal check assays and external check assays performed by independent laboratories.

     Royalties

     The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.

     Production Information

     The following table summarizes certain production and financial information for the Goldstrike Underground mine for the periods indicated:

	Year ended	Year ended
	December 31, 2003	December 31, 2002
Tons mined (000’s)	1,631	1,635
Tons of ore processed (000’s)	1,622	1,638
Average grade processed (ounces per ton)	0.39	0.43
Recovery rate (%)	88.3	91.3
Ounces of gold produced (000’s)	552	640
Average total cash costs per ounce	$253	$198

     Round Mountain Mine

     General Information

     Wholly-owned subsidiaries of Barrick own a 50% interest in the Round Mountain gold mine, which is located approximately 60 miles (96 kilometers) north of Tonopah in Nye County, Nevada, at an elevation of approximately 6,200 feet (1,890 meters). Kinross Gold Corp. (a successor to Echo Bay Mines Limited) owns the remaining 50% interest and is the operator. Access to the property is by paved road. Generally, the climate of the area does not materially impact on the mine’s operations. Barrick acquired its interest upon its merger with Homestake. Homestake had acquired its initial 25% interest in Round Mountain in 1984, and bought an additional 25% in July 2000. Barrick and Kinross Gold Corp. have first refusal rights over each other’s interest in the property. The mine has been in operation since 1977. Based on existing reserves and production capacity, the expected remaining mine life is 5 years. Effective January 31, 2003, Kinross Gold Corp. succeeded to the interest of Echo Bay Mines Limited by merger.

     The Round Mountain property position consists of contiguous patented and unpatented mining claims covering approximately 36,920 acres (14,930 hectares). Patented claims cover all of the current reserves in the ultimate pit.

     Geology

     The Round Mountain orebody is a large, epithermal, low-sulphidation, volcanic-hosted, hot-springs type, precious metal deposit located along the margin of a buried volcanic caldera. The deposit genesis is associated with the Tertiary volcanism and caldera formation. Intra-caldera collapse features and sympathetic faulting in the metasedimentary rocks provided the major structural conduits for gold-bearing hydrothermal fluids. Ascending fluids deposited gold within the metasediments and overlying volcanic tuff units along a broad northwest trend.

     Gold mineralization at Round Mountain occurs as electrum in association with quartz, adularia, pyrite and iron oxides. Economic gold mineralization is found in both the volcanic and surrounding metasedimentary rocks as well as overlaying alluvial placers. The mineralization occurs within shear zone fractures and veins or as disseminations within the more permeable units. Narrow fractures in shear zones host higher-grade mineralization while porous volcanic rocks host the lower-grade disseminated mineralization. Primary sulphide mineralization consists of electrum associated with or internal to pyrite grains. In oxidized zones, gold occurs as electrum associated with iron oxides, or as finely divided blebs along fractures.

     Alteration of the volcanic units at Round Mountain can be characterized as a continuum from fresh rock progressing through chlorite; clay; sericitic and quartz; adularia, quartz and sericite; and quartz and adularia alteration assemblages. The alteration is zoned outward from potassic at the center to propylitic on the margin. There is a reasonable correlation between increasing gold grades and increasing degrees of alteration. The central ore zone is characterized by pervasive K-feldspar found replacing the rock groundmass and primary sanidine, or as crystal growths in open-space.

     Alteration within the metasedimentary rocks are more subtle, largely defined by secondary quartz overgrowths, pyrite, and adularia associated with narrow northwest trending structures.

     The open-pit mine is over a mile (1.6 kilometers) at its longest dimension and currently more than 1,295 feet (395 meters) from the top bench to the bottom of the pit.

     Mining and Processing

     The operation uses open-pit mining methods and recovers gold using four independent processing operations. These include crushed ore leaching (reusable pad), run-of-mine ore leaching (dedicated pad), milling of higher-grade ore, and the gravity concentration circuit. Recovered gold is smelted on site into doré and shipped to outside refineries for processing into bullion. Water is supplied from joint venture-owned wells on the property. Power is purchased from Sierra Pacific Power Company under a standard industry tariff.

     In 2003, Round Mountain produced 785,298 ounces of gold, of which the Company’s share was 392,649 ounces, at an average total cash cost of $173 per ounce. In 2004, the mine is expected to produce between 710,000 and 730,000 ounces of gold, of which between approximately 355,000 and 365,000 ounces would be the Company’s share, at an average total cash cost of between $205 and $215 per ounce, with lower gold production from the dedicated pad the primary reason for the decrease in production.

     Environment

     At December 31, 2003, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 20(a) to the Consolidated Financial Statements), for the property was $26 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     Exploration, Drilling and Analysis

     In 2003, the mine exploration program focused on the Gold Hill area, consisting of 50 holes totaling 86,843 feet (26,470 meters). An external commercial laboratory was used to assay all the exploration drill hole samples. Blanks, duplicates, and standards are all included with each set of samples for quality control and quality assurance purposes. In addition, check assays were completed at an external commercial lab.

     Approximately 4,291 drill holes have been completed within and around the Round Mountain deposit of which 7% are core holes, with the remainder drilled by reverse-circulation methods. A total of 238 reverse-circulation holes totaling 104,711 feet (31,916 meters) were added to the database in 2003. Optimum spacing within the Round Mountain deposit ranges between 100 and 140 feet (30 and 42 meters). All of the drill holes have footage that has been sampled on five-foot intervals and assayed for gold by the fire assay method with a gravimetric finish. For the Round Mountain deposit, all sampling and assaying is done on-site by the in-house lab. Internal check assays and external check assays are performed by independent laboratories.

     Capital Expenditures

     In 2003, Barrick’s share of capital expenditures were $6 million, which included rebuilds for four trucks, a new carbon column, construction of phase 4 of the west dedicated pad and mine dewatering. In 2004, capital expenditures are expected to be $12.4 million (of which $6.2 million is the Company’s share) and will include the continued construction of phase 4 of the west dedicated pad, mine dewatering and the rebuilding of five haul trucks.

     Royalties

     All Round Mountain mine production is subject to a royalty determined by a formula based on the price of gold. The royalties range from approximately 3.5% of gold revenues at prices of $320 per ounce of gold or less to approximately 6.4% of gold revenues at prices of $440 per ounce of gold or more. During 2003, the royalties averaged 4.6% of revenues.

     Production Information

     The following table summarizes certain production and financial information for the Round Mountain mine for the periods indicated:

	Year ended	Year ended
	December 31, 2003	December 31, 2002
Tons mined (000’s)	49,126	63,146
Tons of ore processed (000’s)	62,940	62,222
Average grade processed (ounces per ton)	0.02	0.02
Ounces of gold produced (000’s)	785	755
Ounces of gold produced (000’s) - Barrick’s share(1)	393	378
Average total cash costs per ounce	$173	$187

(1) Represents Barrick’s 50% ownership interest.

     Eskay Creek Mine

     General Information

     A wholly-owned subsidiary of Barrick owns the Eskay Creek gold/silver mine, which is located in northwestern British Columbia approximately 80 kilometers by air north of Stewart, British Columbia. Access is by 60 kilometers of privately owned single-lane gravel road. The mine is located at an elevation of 800 meters. Generally, the climate of the area does not materially impact on the mine’s operations. The Eskay Creek mine was acquired by Barrick as a result of its merger with Homestake. Homestake acquired an interest in Eskay Creek in June 1992 when it merged with Corona Corporation, which owned 50.6% of Prime Resources Group Inc., which in turn owned 100% of the property. Homestake acquired the remaining 49.4% of Prime Resources Group Inc. in December 1998. Eskay Creek began commercial production in 1995. In 1997, the gravity and flotation mill was constructed to treat lower grade ore. Based on existing reserves and production capacity, the expected remaining mine life is 4 years.

     The Eskay Creek property consists of five mining leases, two mineral claims and various other mineral and surface rights comprising approximately 2,060 hectares. The leases have remaining terms of 18-22 years, subject to renewal rights. There are aboriginal claims relating to areas of British Columbia, including a claim by the Tahltan Nation to the area which includes the Eskay Creek mine. The nature and extent and validity of such claims have not been determined. Barrick believes that its relations with the Tahltan Nation are good. Barrick does not believe that aboriginal claims at Eskay Creek will have any material adverse effect on the operations.

     Geology

     The Eskay Creek orebody is a precious metal-enriched volcanogenic massive sulphide deposit that occurs in association with volcanics of the Jurassic-aged (141 to 195 million years) Hazelton Group. Eskay Creek mineralization generally is stratabound and occurs in a contact mudstone and breccia bounded below by a rhyolite flow-dome complex and overlain by volcanic and sedimentary rocks in the west limb of a north-plunging fold. Recent mineralization has also been outlined in discordant feeder type relationships in the underlying rhyolite and dacite. Sphalerite, pyrite, galena and tetrahedrite are the most abundant ore minerals. Native gold occurs as mostly microscopic particles located between sulphide grains, in fractures with sulphide grains, or locked in pyrite. Gold also occurs in volcanic rocks beneath the contact mudstone, along with coarse-grained sphalerite, pyrite and galena in quartz veins or stockworks.

     Mining and Processing

     The mine is an underground, trackless operation accessible through three surface portals. Mining is conducted by a contractor using equipment owned by a subsidiary of Barrick. The mine utilizes a drift-and-fill mining method with cemented rock backfill. Higher-grade ore is crushed and blended at the mine site then sold to third-party smelters without any further processing. Additional higher-grade and lower-grade ore is sent to a 360 tons per day on-site gravity and flotation mill for further processing and concentration prior to transport to third party smelters. Mine waste rock and tailings from the mill are disposed of underwater in two nearby barren lakes. Water is supplied to the operation from the Eskay and Argillite Creeks and power is produced by on-site diesel generators.

     In 2003, Eskay Creek produced 352,070 ounces of gold and 17 million ounces of silver at an average total cash cost of $52 per ounce of gold, net of the silver by-product. In 2004, Eskay Creek is expected to produce between 300,000 and 310,000 ounces of gold and between 14 to 15 million ounces of silver at an average total cash cost of between $100 and $105 per ounce of gold. The decrease in production reflects the lower grade of ore anticipated to be processed in 2004. Actual total cash costs in 2004 will be affected by both the quantity of silver produced as a by-product and realized silver selling prices, which in turn will be affected by silver spot market prices.

     Environment

     At December 31, 2003, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 20(a) to the Consolidated Financial Statements), for the property was $5 million. In connection with the reclamation of the mine area, Barrick has provided the security as required by governmental authorities. See “Environment and Closure”.

     Exploration, Drilling and Analysis

     In 2003, the Company continued its development drilling program and in-fill drilling program. During 2003, 1,212 meters of surface and 36,316 meters of underground diamond drilling were completed. The 2004 exploration program will continue to follow up on mineralization that was outlined in previous years as well as new mineralization that was outlined in 2003. In 2004, the exploration program will also test for parallel or feeder potential below the known mineralization. The plan for 2004 is to complete 5,000 meters of surface and 41,000 meters of underground diamond drilling.

     More than 5,800 diamond drill holes or about 568,197 meters have been drilled within and around the Eskay Creek Mine. Of this, 1600 holes or about 345,990 meters of core has been drilled from surface and 4200 holes or about 222,207 meters of core drilled from underground.

     Surface drilling is generally planned at 100 to 200 meter spacing in prospective areas and is reduced to 25 meter spacing for follow-up used to outline resources. Core is split and prospective areas sampled on 1.5 meter lengths and mineralized sections sampled at 1.0 meter lengths. Known barren areas are only randomly sampled and all of the core is saved and stored.

     Dependent on grade and target geometry, definition programs are nominally 10 meter centers and as tight as 5 meter centers in very high grade target areas. Diamond drill core in new areas is commonly split, but when in a known horizon it is usually whole sampled. In unmineralized areas, sample lengths may be up to 5 meters, but in known ore, sample lengths are generally a maximum of 1 meter.

     Most surface core is assayed off-site. Surface assays are done by inductively coupled plasma atomic emission spectrometer and any values greater than 1 gram per ton (g/t) Au are redone by fire assay. All underground core and the closer-spaced resource driven surface programs are assayed by the on-site Eskay lab using fire assay for gold and silver and atomic absorption for base metals. All assays are systematically checked with both internal standards and systematic check assays performed by independent laboratories.

     All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database.

     The quality assurance procedures and assay protocols followed in connection with drilling and sampling on the Eskay property have been reviewed by independent consultants and smelter representatives and found to conform to industry accepted quality control methods.

     Capital Expenditures

     During 2003, $5 million was spent on capital expenditures at Eskay Creek, including development ramping, ventilation, hydraulic backfill and mobile equipment. Capital expenditures for 2004 are expected to be $10 million, including ventilation, mine drainage, power upgrades, bulk shotcrete systems, a new road and ramp developments.

     Royalties

     The mine is subject to a 1% net smelter royalty, with the exception of a small portion of the orebody, which is subject to a 2% net smelter royalty.

     Production Information

     The following table summarizes certain production and financial information for the Eskay Creek mine for the periods indicated:

	Year ended	Year ended
	December 31, 2003	December 31, 2002
Tons mined (000’s)	272	254
Tons of ore shipped (000’s)	135	128
Direct shipped ore grade (ounces per ton)	1.97	2.17
Direct shipped ore recovery (%)	95.4	95.4
Tons of ore milled (000’s)	115	128
Mill grade (ounces per ton)	0.80	0.83
Mill recovery (%)	93.4	92.5
Ounces of gold produced (000’s)	352	359
Average total cash costs per ounce	$52	$40

     Hemlo Property

     Barrick has a 50% interest in the Hemlo operations, which are comprised of two underground mines (the Williams (which includes an open-pit mine) and David Bell mines), located in the Hemlo Gold Camp, approximately 350 kilometers east of Thunder Bay. A company owned equally by a subsidiary of Barrick and a subsidiary of Teck Cominco Limited operates each of the mines. Barrick and Teck Cominco Limited provide funds equally for all costs incurred to operate the mines and have rights of first refusal over each other’s interests in the mines and operating companies. Based on existing reserves and production capacity, the expected remaining mine lives of the David Bell mine and the Williams mine, respectively, are 5 years and 9 years.

     The Williams and David Bell mines share milling, processing and tailings facilities. Ore from the two mines is commingled and fed to the processing plant that has two grinding lines, each with a semi-autogenous mill and a ball mill. Gravity and C-I-P processes are used to recover gold. Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Tailings water is reclaimed for use in the mill and excess water is treated through a seasonally operated effluent treatment plant prior to discharge into the environment.

     Ground stability continues to be a significant area of focus for the Hemlo operations. Changes to the mine plan, mining sequence, increased ground support and increased monitoring instrumentation are ongoing to minimize this risk.

     In 2003, the Company’s share of Hemlo gold production was 267,888 ounces at an average total cash cost of $226 per ounce. In 2004, the Company’s share of Hemlo gold output is expected to be between 270,000 and 280,000 ounces, produced at an expected average total cash cost of between $210 and $215 per ounce. In 2003, the average grade milled was 0.14 ounces per ton and it is expected to remain at 0.14 ounces per ton for 2004.

     At December 31, 2003, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 20(a) to the Consolidated Financial Statements), for the property was $3 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     The mining claims at the Williams mine are subject to three net smelter royalties totaling a net effective rate of 2.06%. The mining claims at the David Bell mine are subject to a 3% net smelter royalty.

     The following table summarizes certain production and financial information for the Hemlo operations for the periods indicated:

	Year ended	Year ended
	December 31, 2003	December 31, 2002
Tons mined (000’s)	8,356	8,228
Tons of ore processed (000’s)	3,942	3,812
Average grade processed (ounces per ton)	0.14	0.15
Recovery rate (%)	95.0	94.7
Ounces of gold produced (000’s)	536	538
Ounces of gold produced (000’s) - Barrick’s share (1)	268	269
Average total cash costs per ounce	$226	$224

(1) Represents Barrick’s 50% ownership interest.

Australia/Africa

     Barrick’s principal Australian operations consist of its Kalgoorlie operations, and its operating mines located in the Yilgarn District in Western Australia. Barrick’s Australian project is its Cowal project located in central New South Wales. Barrick’s principal African operation is its Bulyanhulu mine in

Tanzania. Barrick’s African project is its Tulawaka project located in Tanzania. The following table summarizes the production and total cash costs per ounce of the Australian and African mines.

			Total Cash Costs – per
			Gold Institute
			Production Cost
	Production		Standard[1]		Total Cash Costs – per
	(attributable ounces)		($/oz)		US GAAP ($/oz)
	For the years ended		For the years ended		For the years ended
	12/31		12/31		12/31
	2003	2002	2003	2002	2003	2002
Kalgoorlie (50% owned)	436,098	360,025	$209	$222	$212	$228
Plutonic	333,947	307,377	193	184	193	186
Darlot	154,977	145,443	164	168	165	170
Lawlers	99,223	113,291	249	179	250	184

	1,024,245	926,136	200	196	203	200
Bulyanhulu	313,551	356,319	246	198	260	199

	1,337,796	1,282,455	$210	$196	$216	$199

1. For an explanation of the use of non-GAAP performance measures refer to “Non-GAAP Performance Measures”.

Australia

Operating Properties

     Kalgoorlie Mine

     General Information

     The Kalgoorlie operations are located adjacent to the town of Kalgoorlie approximately 550 kilometers east of Perth, Western Australia. Access is by paved road. The mine is located at an elevation of 420 meters above sea level. Except with respect to the roaster as noted below, generally, the climate of the area does not impact on the mine’s operations. Mining operations in the Kalgoorlie region date back to 1893.

     Barrick acquired a 50% interest in the Kalgoorlie operations as a result of its merger with Homestake in 2001. Subsidiaries of Newmont Mining Company (“Newmont”) own the other 50% interest. Barrick, through a wholly-owned subsidiary, and Newmont jointly own and control Kalgoorlie Consolidated Gold Mines Pty Ltd. (“KCGM”), which manages the operations under the direction of a joint management committee. Homestake acquired its interest in the original joint venture in 1975. In 1989, KCGM was formed to assume management of the Mt. Charlotte underground mine and to develop and operate the Super Pit open pit mine for the joint venture. Mt. Charlotte was scheduled to cease production in 2003, but mining of residual ore may prolong its life beyond 2004. The Super Pit mine commenced operations in 1989 and since then approximately 10 million ounces of gold have been recovered. Based on existing reserves and production capacity, the expected remaining mine life of the Super Pit mine is 14 years.

     The Kalgoorlie properties consist of 58 mining leases and 104 prospecting licenses covering approximately 23,000 hectares. The mining leases were granted for a term of 21 years on conditions covering rental, royalties, expenditures, mining practices and rehabilitation. They are renewable in the final year. There are a number of native title claims relating to the area of the Kalgoorlie operations, but the validity of those claims has not been determined.

     Geology

     The ore deposits mined in the Kalgoorlie goldfields occur within an intensely mineralized shear zone system in dolerite host rocks, within the Norseman-Wiluna greenstone belt, which is part of the Yilgarn Block of Western Australia. The rocks are of Archean age. The favorable structural, metamorphic and lithologic setting in conjunction with hydrothermal activity controlled gold mineralization. Since 1893, in excess of 50 million ounces of gold have been produced from the Kalgoorlie properties at depths of up to 1,220 meters from high-grade lodes and adjacent disseminated mineralization in the Golden Mile Dolerite, and from the large stockwork zones, which characterize Mt. Charlotte and Reward (underground) orebodies.

     Mining and Processing

     The Kalgoorlie operations consist of the Super Pit open-pit mine and the Mt. Charlotte underground mine. Ore is treated at the Fimiston mill. Sulphide concentrates produced at the Fimiston mill are roasted and leached at the Gidji roaster, located approximately 20 kilometers north of the main Kalgoorlie operations. Gold-laden carbon from the Gidji roaster is sent to the Fimiston mill for processing. As a result of increasingly stringent sulfur dioxide emissions constraints and occasional unfavorable weather conditions, from time to time the roaster is unable to treat all of the sulphide concentrates produced by the mill. Processing is supplemented by two ultra fine grinding mills which treat concentrate that cannot be processed by the roaster. Doré is produced on-site and shipped to offsite refiners for refinement into gold bullion. The Super Pit mine is located along the Golden Mile orebodies previously mined from underground. Mining at the Super Pit is by open-pit, truck-and-loader mining methods, with most of the ore and waste being mined on 10-meter benches. Until the first quarter of 2000, contractors had been employed to conduct the open-pit mining operations, ore and concentrate haulage, and some specialized services. During the first quarter of 2000, the transition of mining operations from the open-pit mining contractor to owner mining was completed.

     In 2003, the mine produced 872,196 ounces of gold, of which the Company’s share was 436,098 ounces, at an average total cash cost of $209 per ounce. In 2004, the mine is expected to produce between 790,000 and 800,000 ounces of gold, of which between 395,000 and 400,000 ounces would be the Company’s share, at an expected average total cash cost of between $230 and $240 per ounce. The average grade processed in 2003 was 0.071 ounces per ton, which is expected to decline to 0.068 ounces per ton in 2004.

     Fresh water is supplied under allocation from the state water system and is piped approximately 550 kilometers from Perth. Remaining process water requirements are satisfied using salt water taken from wells and the underground mine. Power is provided under a power supply agreement with Newmont Power Pty Ltd., a wholly-owned subsidiary of Newmont Mining Company.

     Environment

     At December 31, 2003, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 20(a) to the Consolidated Financial Statements), for the property was $16 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     Exploration, Drilling and Analysis

     During the 2003, 84 exploration holes, totalling 14,690 meters, were drilled within close proximity to the Fimiston open pit and the Mount Charlotte underground mine. The 2003 drilling program comprised 17 diamond holes for 12,120 meters, 1 reverse circulation hole for 190 meters and 66 rotary air blast holes for 2,380 meters.

     The main surface drilling targets included testing for possible repetition of Fimiston style lodes in a lower dolerite horizon at depth below the Fimiston Pit (5,900 meters) and testing for underground potential at the Sunrise-Fairplay prospect (3,420 meters) near Williamstown. Underground drilling at Mount Charlotte targeted the conceptual Hannans North Lode between the Charlotte and Mystery faults (990 meters) and Mystery stockwork (320 meters) in the footwall of the Mystery fault.

     Exploration drilling planned for the 2004 calendar year will continue to target the Hannans North Lode offset, the Mystery stockwork as well as the Hidden Secret Lode and the mineralized porphyries at Mount Percy. It is envisaged that a total of 6,000 meters of underground diamond drilling will be conducted at Mt Charlotte and a further 8,000 meters of surface diamond drilling, within close proximity to the previously mined Mount Percy open pit. A reverse circulation sterilization drilling program consisting of 5,000 meters is also planned to enable the extension of the Fimiston Pit environmental bund.

     More than 89,100 drill holes have been completed within and around the Fimiston Super Pit. Including 24,425 diamond core holes, 15,005 rotary air blast holes and 48,035 reverse circulation holes. Drill spacing is 10 by 8 meters in the upper reserve levels (3 benches down) and 20 by 16 meters (down 6 benches) with 60 by 60 meter spaced deeper infill drilling in the Super pit.

     Drill holes have been sampled mainly on two-meter intervals (65 percent) or one-meter intervals (30 percent). Samples are assayed for gold by fire assay method. Assaying is performed by external contract laboratory with both internal check assays and external check assays performed by independent umpire laboratory.

     All drill hole collar, survey and assay information used in modeling and resource estimation is manually verified and approved by geologic staff prior to entry into the mine-wide database.

     The quality assurance procedures and assay protocols followed by KCGM in connection with drilling and sampling on the Fimiston property conform to industry accepted quality control methods.

     Capital Expenditures

     Barrick’s share of capital expenditures at Kalgoorlie in 2003 was $14 million, primarily for mining equipment, treatment optimization projects, infrastructure, miscellaneous mining projects and sustaining capital projects. Capital expenditures for 2004 are expected to be $15 million (Barrick’s share), primarily for mine equipment, treatment, optimization projects and sustaining capital.

     Royalties

     On July 1, 1998 a gold royalty became payable to the State of Western Australia at a rate of 1.25% on the realized value of gold produced, increasing to 2.5% on July 1, 2000 in respect of all of the Company’s State of Western Australia properties. The realized value is based on the spot price of gold. From July 1, 2000 through June 30, 2005, the royalty rate has been reduced to 1.25% during calendar quarters when the spot gold price is less than A$450 per ounce. At December 31, 2003 the spot gold price was A$555 per ounce. There are no other royalties currently payable on production from the Kalgoorlie operations.

     Production Information

     The following table summarizes certain production and financial information for the Kalgoorlie operations for the periods indicated:

	Year ended	Year ended
	December 31, 2003	December 31, 2002
Tons mined (000’s)	97,354	92,648
Tons of ore processed (000’s)	14,342	14,101
Average grade processed (ounces per ton)	0.07	0.06
Recovery rate (%)	85.8	82.6
Ounces of gold produced (000’s)	872	720
Ounces of gold produced (000’s) - Barrick’s share (1)	436	360
Average total cash costs per ounce	$209	$222

(1) Represents Barrick’s 50% ownership interest.

     Yilgarn District

     The Yilgarn district consists of the Plutonic, Darlot and the Lawlers mines. Barrick acquired the mines through its merger with Homestake in 2001. Homestake acquired each of these mines as an operating mine in its 1998 merger with Plutonic Resources Limited. Plutonic itself was incorporated as Noranda Limited in Victoria in 1984 and listed on the Australian Associated Stock Exchange in August 1985. In 1989, it acquired the Plutonic property in Western Australia following discovery of a gold deposit in 1988. It subsequently explored, developed and constructed the Plutonic mine, which commenced production in August 1990. The Darlot mine covers an extensive goldfield discovered more than 100 years ago. The Lawlers mine has operated since 1986.

     Plutonic Mine

     A wholly-owned subsidiary of Barrick owns the Plutonic gold mine, which is located approximately 180 kilometers northeast of Meekatharra, Western Australia, and approximately 13 kilometers from the Great Northern Highway. Staff employees and contract personnel work on two-weeks-on and one-week-off rotations on a fly-in-fly-out-basis. Based on existing reserves and production capacity, the expected remaining mine life is 10 years.

     The Plutonic mine consists of both open-pit and underground operations. Underground operations are the primary source of ore, although open-pit mining of several smaller pits continues. Ore mined from the underground and the open pits is being supplemented with ore from stockpiles. Ore is treated at the on-site mill, which operates both sulphide and oxide circuits. Doré is produced on-site and shipped to offsite refiners for refinement into gold bullion.

     The mine produced 333,947 ounces of gold during 2003 at a total cash cost of $193 per ounce. In 2004, the mine is expected to produce between 315,000 and 320,000 ounces at a total cash cost of between $185 and $195 per ounce. The average grade processed in 2003 was 0.12 ounces per ton and the average grade processed in 2004 is expected to be 0.164 ounces per ton (reflecting a higher proportion of underground ore in the mill feed for 2004.)

     At December 31, 2003, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 20(a) to the Consolidated Financial Statements), for the property was $2 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     With the exception of the royalty payable to the State of Western Australia described under “Kalgoorlie Operations”, the underground operations are not subject to any royalties. However, 16 mining leases which contain a relatively small proportion of the mine’s overall reserves and resources are subject to a sliding-scale royalty based on tonnage and grade.

     The following table summarizes certain production and financial information for the Plutonic mine for the periods indicated:

	Year ended	Year ended
	December 31, 2003	December 31, 2002
Tons mined (000’s)	14,180	14,289
Tons of ore processed (000’s)	3,010	3,532
Average grade processed (ounces per ton)	0.12	0.10
Recovery rate (%)	89.9	89.5
Ounces of gold produced (000’s)	334	307
Average total cash costs per ounce	$193	$184

     Darlot Mine

     A wholly-owned subsidiary of Barrick owns the Darlot gold mine, which is an underground mine located approximately 113 kilometers north of Leonora, Western Australia. The Darlot mine is a fly-in-fly-out operation with staff employees and contractor personnel working on two-weeks-on and one-week-off rotations. Based on existing reserves and production capacity, the expected remaining mine life is 9 years.

     Ore is treated at the on-site mill. Doré is produced on-site and shipped to offsite refiners for refinement into gold bullion.

     In 2003, the mine produced 154,977 ounces of gold at an average total cash cost of $164 per ounce. In 2004, the mine is expected to produce between 140,000 and 145,000 ounces of gold at an average total cash cost of between $190 and $205 per ounce.

     At December 31, 2003, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 20(a) to the Consolidated Financial Statements), for the property was $1 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     With the exception of the royalty payable to the State of Western Australia described under “Kalgoorlie Operations”, the Darlot mine is not subject to any royalties.

     The following table summarizes certain production and financial information for the Darlot mine for the periods indicated:

	Year ended	Year ended
	December 31, 2003	December 31, 2002
Tons mined (000’s)	876	840
Tons of ore processed (000’s)	879	849
Average grade processed (ounces per ton)	0.18	0.18
Recovery rate (%)	96.9	97.2
Ounces of gold produced (000’s)	155	145
Average total cash costs per ounce	$164	$168

     Lawlers Mine

     A wholly-owned subsidiary of Barrick owns the Lawlers gold mine, which is located approximately 120 kilometers northwest of Leonora, Western Australia. The mine is a fly-in-fly-out operation with staff employees and contractor personnel working on a two-weeks-on and one-week-off rotation. Based on existing reserves and production capacity, the expected remaining mine life is 5 years.

     The Lawlers mine consists of both underground and open pit operations. The primary sources of ore at present are from underground operations situated approximately 15 kilometers from the mill and are supplemented by open pit mining. Ore from stockpiles supplements the underground and open pit feed. Prior to 2003, contractors performed the mining. The mine moved to owner mining in the first quarter of 2003. Ore is treated at the on-site mill, which processes both sulphide and oxide ores. Doré is produced on-site and shipped for refinement into gold bullion.

     The mine produced 99,223 ounces of gold during 2003 at an average total cash cost of $249 per ounce. In 2004, the mine is expected to produce between 100,000 and 105,000 ounces of gold at an average total cash cost of between $250 and $265 per ounce. The average grade processed in 2003 was 0.13 ounces per ton and the average grade processed in 2004 is expected to be 0.13 ounces per ton.

     At December 31, 2003, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 20(a) to the Consolidated Financial Statements), for the property was $2 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     With the exception of the royalty payable to the State of Western Australia described under “Kalgoorlie Operations”, the Lawlers mine is not subject to any royalties.

     The following table summarizes certain production and financial information for the Lawlers mine for the periods indicated:

	Year ended	Year ended
	December 31, 2003	December 31, 2002
Tons mined (000’s)	1,152	4,746
Tons of ore processed (000’s)	806	718
Average grade processed (ounces per ton)	0.13	0.16
Recovery rate (%)	95.8	97.3
Ounces of gold produced (000’s)	99	113
Average total cash costs per ounce	$249	$179

Projects

     Cowal Project

     General

     The Cowal project is located in Central New South Wales, Australia, approximately 32 kilometers north of West Wyalong and approximately 350 kilometers west of Sydney. Cowal was acquired in 2001 by Homestake from Rio Tinto following Rio Tinto’s acquisition of North Limited. The general landscape is flat to undulating hills. The property can be accessed by road. The Cowal region is located on the boundaries of the south eastern semi-arid and the south eastern temperate regions of Australia.

     Based on a feasibility study and environmental impact statement completed in 1998, the project was awarded Development Consent by the New South Wales Government in February 1999. The approved project envisages the development of an open pit to a depth of approximately 335 meters, and process facilities designed to treat approximately 6.5 million tons of ore per year by a combination of conventional carbon in leach and sulphide flotation technologies.

     Geology

     The Cowal project is located in the Lachlan Fold Belt of central New South Wales. This Ordovician volcanic belt contains high K calc-alkaline to shoshonitic volcanics and intrusives which host porphyry, epithermal and mesothermal style gold deposits. The E42 deposit is the largest of several drill-identified deposits that are located on the western edge of the Lake Cowal complex. The deposits occur in favourable lithologies and structural settings within a north south corridor adjacent to a large body of diorite-gabbro. Low grade porphyry copper mineralization occurs in parts of the diorite-gabbro intrusive to the south of the gold deposits.

     The rocks in the E42 project area do not outcrop as they are obscured under a cover of Quaternary sediment comprised of lacustrine clay with some sand and gravels. The E42 deposit is hosted by a suite of Ordovician age northeast striking and northwest dipping (50°) volcanic sediments and lavas (informally known as the Lake Cowal Volcanics) set in an embayment of the major regional north-south trending diorite. The diorite is also mineralized. At the E42 deposit the Lake Cowal Volcanics have been informally subdivided into three conformable stratigraphic units. The basal unit (Cowal Conglomerate Unit) consists of massive to graded beds of coarse polymictic volcanic debris interbedded with laminated siltstone and mudstone the central unit (Golden Lava Unit) consists of porphyritic trachyandesite lava and autobreccias. The youngest and upper unit (Great Flood Unit) consists of predominantly massive to graded pyroclastic debris and laminated sediments. The units and diorite are intruded by diorite/gabbro stocks and porphyritic mafic to intermediate dykes. The host sequence is offset by two major fault sets — a 340° steeply dipping strikeslip set and a 290° - 300° moderately north dipping normal fault set.

     Gold mineralization occurs predominantly in shallow south dipping dilational tensional auriferous quartz-carbonate-sulphide vein sets striking westnorthwest and dipping southwest. Individual mineralized veins are not laterally continuous, although vein sets are continuous, being controlled by fault proximity, rheology and chemistry of host rocks. All rocks in the deposit area except possibly some of the dykes are mineralized. The central Lava, the basal Cowal Conglomerate and diorite are the most strongly mineralized. Vein density is extremely variable, ranging from two to five per meter to one per several meters. The individual vein thickness varies from millimeters to centimeters. The surface of the deposit has been weathered to an average depth of about 40 meters but weathering depth ranges up to 100 meters on the eastern side of the deposit. The upper part of the weathered zone includes commonly ferruginous mottled and pallid clays referred to as “soft oxide”. Below the soft oxide the weathered bedrock is referred to as the “hard oxide”.

     Development

     Construction of road diversion works and production water bores commenced in January 2004 and the Company’s Board of Directors approved full project construction in February 2004.

     There is continuing opposition to the project from several local individuals and organizations that has the potential to affect the timing of the mine construction schedule.

     The construction costs for the project are estimated at $270 million. Cowal’s mine plan and process facilities have been designed to produce approximately 220,000 to 235,000 ounces of gold per year at an expected average total cash cost of $235 to $245 per ounce (based on prevailing exchange rates in effect in early 2004) with production expected to commence in early 2006. Estimated total cash costs are sensitive to exchange rate fluctuations; a stronger Australian dollar would result in higher total cash costs.

     Exploration, Drilling and Analysis

     At December 31, 2003, the project had proven and probable gold reserves of 63.6 million tons at an average grade of 0.039 ounces per ton, for 2.5 million contained ounces. Since the acquisition of Cowal in July 2001, Barrick has completed a technical program, including drilling and engineering studies, to optimize the feasibility study. To the end of 2003, Barrick had completed 325 new drill holes (108,000 meters) designed to infill previous drilling, particularly in the deeper parts of the orebody.

     More than 1,000 drill holes have been completed in the Cowal project resource area. About 37 percent of these holes are diamond core holes with the remainder being reverse circulation percussion holes. Drill hole spacing is 25 meters. Samples are collected on one-meter intervals. All samples taken since the acquisition of the property by Barrick are prepared and analyzed by external laboratories. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database. The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Cowal property conform to industry accepted quality control methods.

     Royalties

     The Cowal property is subject to a royalty payable to the state of New South Wales, Australia of 4% of mine revenue less certain costs including portions of operating, administration, refining and depreciation.

Africa

Operating Properties

     Bulyanhulu Mine

     General Information

     The Bulyanhulu gold mine is located in northwestern Tanzania, East Africa, approximately 55 kilometers south of Lake Victoria and approximately 150 kilometers from the city of Mwanza.

     Barrick operates the Bulyanhulu property through its wholly-owned subsidiary Kahama Mining Corporation Limited (“Kahama”). Bulyanhulu, which is an underground gold mine, was purchased through Barrick’s acquisition of Sutton Resources Ltd. in March 1999.

     The property is located in essentially flat topography on the Victoria Greenstone Belt. Generally, the climate of the area does not impact on the mine’s operations. The property can be accessed by road or by air. An airstrip has been located on the property. The property can be accessed by road from Mwanza or from the south via an approximately 72 kilometer road, which connects to the main paved highway to Dar es Salaam, and to a railway line.

     Gold was first discovered at Bulyanhulu in 1976. In 1994, after several exploration efforts, the Government of Tanzania entered into a development agreement and granted a prospecting license to Kahama (then a subsidiary of Sutton Resources Ltd.). Kahama began conducting on-site work, including geochemical and geophysical surveys, in September 1994 and commenced drilling in January 1995. From June 1998 through to March 1999, various work was completed (including construction of camp facilities, certain infrastructure, earthworks, development of an underground ramp for test mining and commencement of level development).

     At the time of acquisition in 1999, proven and probable mineral resources were approximately 3.6 million ounces of gold. At the end of 2003, Bulyanhulu had 10.9 million ounces of proven and probable gold reserves. Drill results to date indicate that grades improve at depth. The current reserves are concentrated on one reef but significant exploration potential has been identified on two other reefs on the property. Based on existing reserves and production capacity, the expected remaining mine life is 21 years.

     Geology

     At Bulyanhulu, the geology consists of mafic volcanic flows overlain by a series of pyroclastics and ash tuffs. Argillite is present at the contact between the mafic and felsic rocks. The gold, silver and copper mineralization on the property occurs in mineralized “reefs” or quartz veins localized along steeply dipping northwest striking structures, generally localized in the argillite units. The zone strikes 310 degrees and dips steeply to the northeast. The mineralization has been defined over a strike length of 5 kilometers and averages 2 to 3 meters wide. The most significant structure discovered on the property to date is Reef 1 and it contains the bulk of the mineral reserves defined to date.

     Mining and Processing

     Bulyanhulu is an underground trackless mining operation using long hole and drift-and-fill as its principal stoping methods. Ore reserves are accessed via a surface shaft and an internal ramp system. The 3,250 tonnes per day (3,575 tons per day) plant consists of a crushing and grinding circuit, a copper/gold/silver flotation circuit, a tailings thickening/filtration circuit and a tailings storage facility. Power to the property is supplied through a 220-kilovolt overhead line connecting the property to the Shinyanga Station and is purchased pursuant to a contract with the Tanzanian Electric Supply Company, Ltd. that expires in 2005. Water is supplied through a 48 kilometer pipeline from Lake Victoria to the property.

     In 2003, the mine produced 313,551 ounces of gold at a total cash cost of $246 per ounce. In 2004, production is expected to be between 360,000 and 365,000 ounces of gold at an average total cash cost of between $240 and $260 per ounce. In the first quarter of 2003, the mine began experiencing production difficulties in connection with equipment availability and higher mining dilution. During 2003, Barrick replaced certain senior management at the mine and reduced the mine’s mining rate in order to address the production difficulties. Efforts to improve productivity at the mine continue.

     Gold recoveries during 2003 averaged 88%, reflecting improvements made to the flotation circuit of the plant. The average grade processed in 2003 was 0.36 ounces per ton and in 2004, the expected grade for processing is 0.38 ounces per ton. Gold copper concentrate is shipped to an outside smelter.

     Environment

     At December 31, 2003, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 20 (a) to the

Consolidated Financial Statements), for the property was $7 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     Exploration, Drilling and Analysis

     Diamond drilling is the primary method of exploring the Bulyanhulu deposit. As of December 31, 2003, with no new surface exploration holes being drilled during 2003, a total of 993 diamond drill holes had been completed for a total of over 430,000 meters. Holes have been drilled on a regular grid with a spacing of 25 meters above the 4,850 meter elevation (with the adjusted mine grid surface elevation being 5,000 meters), spacing of 50 to 100 meters down to the 4,450 meter elevation, and 100 to 150 meters below the 4,450 meter elevation. Drilling is done from the hanging wall to the footwall at inclined angles between 45-87 degrees. Exceptions are reverse circulation and geotechnical holes, which are drilled vertically. Maximum vertical depth drilled to date is 2,225 meters.

     The drilling program to date has turned Bulyanhulu into at least five distinct deposits: the Main, West and East Zones, Reef 2 and Reef 0. The Main Zone hosts the majority of the existing mineral reserves and is open at depth. The East Zone was discovered in 2000, is estimated to contain 1.2 million ounces of gold and is open to the east, west and at depth. The West Zone is estimated to host almost 2 million ounces and is open at depth and to the west. Reef 0, is located about 10 meters from the current Main Zone between Reef 1 and Reef 2. Reef 2 consists of a series of mineralized structures located approximately 500 meters from Reef 1.

     The 2003 underground ore definition drilling program included over 17,600 meters of drilling, targeting the Central and East Zones. The exploration program for 2004 will consist of infill drilling around existing reserves to facilitate mine planning and scheduling of operations. Sampling intervals are based on geological units and mineralized zones; otherwise minimum and maximum widths for sampling are 0.5 meters and 1 meter respectively. All samples are prepared and assayed for gold at independent laboratories in Canada and Tanzania. A standard fire assay method is used, and high-grade samples are checked with Metallic Screen Fire Assay. Every twentieth sample submitted to the lab is either a blank or a standard, and results are reviewed by an independent auditor, who requests assay repeats where required. Samples are routinely sent to other labs for testing.

     Quality assurance procedures used at Bulyanhulu have been set up by an independent consultant and have been found to meet or exceed standard mining industry practices.

     Bulyanhulu is the hub of Barrick’s district development program in Tanzania. The Company’s objective is to discover, develop and produce gold from this new gold district. Construction of various mine facilities at the Tulawaka project, which is approximately 100 kilometers from Bulyanhulu, began in the first quarter of 2004.

     Capital Expenditures

     Capital expenditures in 2003, primarily for completing and equipping the shaft, for mine development and process plant modifications totalled $36 million. 2004 capital expenditures are expected to total $33 million, mainly for underground mining equipment and infrastructure.

     Royalties

     The Bulyanhulu property, under Article 86 of the 1998 Mining Act of Tanzania, is obligated to pay to the government a royalty of 3% on the “net back value” of minerals produced from the property. “Net back value” means the market value of minerals freight-on-board at the point of export from Tanzania, less: (a) the cost of transport, including insurance and handling charges, from the mining area to the point of export or delivery; and (b) the cost of smelting and refining or other processing costs unless such other processing costs relate to processing normally carried out in Tanzania in the mining area.

     Pledge of Assets

     Drawdown on the mine’s limited recourse $200 million facility was completed in the second quarter of 2001. Repayment consists of fourteen consecutive semi-annual installments falling due on June 15 and December 15 of each year, with the first installment of $6 million made on December 15, 2002. This facility is insured for political risks equally by branches of the Canadian government and World Bank. Substantially all the assets of Kahama, including the Bulyanhulu property, have been pledged as security under the loan. The average interest rate, inclusive of political risk insurance premiums, was LIBOR plus 2.60% pre-completion and increased following completion, rising in a number of steps to average approximately LIBOR plus 3.40%. The effective interest rate for 2003 was 7.7%. The effective interest rate includes payments made under an interest-rate swap that matches the loan principal over the term to repayment, which fixes the rate for the term of the debt at 7%.

     Production Information

     The following table summarizes certain production and financial information for the Bulyanhulu mine for the periods indicated:

	Year ended	Year ended
	December 31, 2003	December 31, 2002
Tons mined (000’s)	945	944
Tons of ore processed (000’s)	980	1,075
Average grade processed (ounces per ton)	0.36	0.39
Recovery rate (%)	88.1	86.1
Ounces of gold produced (000’s)	314	356
Average total cash costs per ounce	$246	$198

Projects

     Tulawaka Project

     The Tulawaka exploration property was obtained by Barrick through the acquisition of Pangea Goldfields Inc. in June 2000. Barrick’s wholly owned subsidiary, Pangea Minerals Ltd., a wholly owned subsidiary of Pangea Goldfields Inc., received approval of an Environmental Impact Assessment in September 2003 and was granted a Mining License in November 2003 from the United Republic of Tanzania. The Development Agreement was signed on December 29, 2003, by the Tanzanian Minister of Energy and Minerals and provides for fiscal stability under the current regulations for the duration of the project.

     Tulawaka is a 70/30 joint venture between Pangea Goldfields Inc., a wholly-owned subsidiary of Barrick, and Northern Mining Explorations Ltd. The site is located approximately 1,000 kilometers from Dar es Salaam and 100 kilometers from Barrick’s Bulyanhulu mine. The Tulawaka project will employ about 300 people for five years including the construction period. Ausenco Limited, based in Perth, Australia, has been appointed as the Engineering, Procurement, Construction and Management (EPCM) contractor. The Tulawaka mine will be an open pit operation with approximately half of the gold being recovered using gravity separation technology and the balance from conventional carbon in leach technology. Construction of various mine facilities began in the first quarter of 2004.

     Tulawaka contains approximately 368,000 ounces (70% share) of gold in proven and probable reserves with 1.1 million tons of ore at a grade of 0.337 ounces per ton. The capital cost estimate is $34 million (70% share) and total cash costs are expected to be between $170 and $180 per ounce. The mine life is currently expected to be four years with production expected to commence in the first quarter of 2005. Gold production is expected to average 70,000-75,000 ounces of gold (70% share) annually.

South America

     Barrick’s principal South American operation consists of its Pierina mine. Barrick principal South American developments projects consist of the Lagunas Norte project, located in the Alto Chicama District, the Veladero project and the Pascua-Lama project. The following table summarizes the production and total cash costs per ounce of the Pierina mine.

			Total Cash Costs – per		Total Cash Costs – per
	Production		Gold Institute Production		US GAAP
	(attributable ounces)		Cost Standard[1] ($/oz)		($/oz)
	For the years ended		For the years ended		For the years ended
	12/31		12/31		12/31
	2003	2002	2003	2002	2003	2002
Pierina	911,723	898,228	$83	$80	$87	$101

1.	For an explanation of the use of non-GAAP performance measures refer to “Non-GAAP Performance Measures”.

     Pierina Mine

     General Information

     A wholly-owned subsidiary of Barrick owns the Pierina mine, which is located in the Andean Cordillera in the Department of Ancash, in north central Peru, approximately 10 kilometers northwest of the city of Huaraz, at an altitude of approximately 4,100 meters. The property is characterized by sloping to moderately steep, undulating topography. Generally, the climate of the area does not impact on the mine’s operations. The mine is accessed by an approximately 16 kilometer gravel road from Huaraz. The Mine comprises a total area of approximately 3,530 hectares. The property was acquired by Barrick through the acquisition of Arequipa Resources Ltd. in August 1996. The mine commenced production in November 1998. Based on existing reserves and production capacity, the remaining mine life is 4 years. The Company owns surface rights and mining concessions covering 5,400 hectares in respect of the Pierina mine. In Peru, mining concessions grant the holder the right to explore for and exploit mineral deposits.

     Geology

     The Pierina mine is located in an approximately 70 kilometer long, northwest-trending extensional zone coincident with the Rio Santa valley. Known deposits within this mineral belt include gold, silver, copper, lead and zinc. Gold and silver mineralization at Pierina is found in the Tertiary-aged Calipuy volcanics. The base of the Tertiary rocks are andesite lavas. These are overlain by rhyodacite pumice and lithic tuffs. Faults that control mineralization in the deposit trend north-northwest, west-northwest and northeast.

     The gold and silver is predominantly found in the rhyodacite pumice tuff with lesser amounts in the overlying lithic tuff and the underlying andesite. The high-grade areas of the deposit are associated with vuggy silica alteration. This alteration type is surrounded by quartz-alunite and argillic alteration. Ore-grade mineralization in the pumice tuff occurs over intervals of more than 260 meters. The area of currently known mineralization at Pierina measures approximately 450 meters wide by 1,200 meters long and is presently open to the southeast. Over 95% of the known mineralization at Pierina is oxide. However, sulfide feeder zones have been intersected at the bottom of the deposit.

     Mining and Processing

     The orebody is being mined as an open pit, truck-and-loader operation, at an average mining rate of 108,223 tons per day in 2003. Ore is crushed and then transported via an overland conveyor to the leach pad area. Run-of-mine ore is trucked directly to the leach pad. The leach pad is a classic valley-fill type pad. Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Power is provided by a utility company through a 138-kilowatt line connected to the Canyon del Pato 150-megawatt hydroelectric generating plant, located approximately 90 kilometers from the mine. The waste rock disposal area and leach pad facilities are contained within one valley, limiting potential environmental impacts. The operation’s management and protection of surface water and ground water resources ensure that residents downstream of the site are not adversely affected.

     Mining activity is focused on three laybacks: the initial layback, mining of which was completed in the third quarter of 2001; layback 2, which contains high grade ore and is scheduled to be mined through 2003; and layback 3, which is expected to provide ore continuously through 2007. In 2003, the average grade placed on the heap leach pad was 0.075 ounces per ton and it is expected to be 0.047 ounces per ton in 2004.

     The Pierina mine produced 911,723 ounces of gold at a total cash cost of $83 per ounce in 2003. With 2003 being the mine’s last year of production in the 900,000 ounce range, 2004 production is expected to be between 640,000 and 645,000 ounces of gold at an expected average total cash cost of between $95 and $100 per ounce. The increase in expected total cash costs from 2003 is primarily due to the lower grades to be mined.

     Environment

     At December 31, 2003, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 20 (a) to the Consolidated Financial Statements), for the property was $56 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     Exploration, Drilling and Analysis

     In 2003, Barrick continued its development drilling program, focusing in the connection between the main Pierina ore body and the southeast extension. In 2004, Barrick will continue development drilling of certain targets identified in 2002.

     Exploration on the Pierina property has been conducted using surface mapping and sampling, geophysical methods and drilling. Exploration during 2004 will be focused on areas to the north, west and south of the known Pierina deposit. As at December 31, 2003, over 870 drill holes have been completed in the Pierina area. About 14 percent of these are diamond core drill holes and the remainder are reverse circulation rotary holes. Reverse circulation holes have been drilled on approximately 45-meter centers. Diamond core holes have been used to reduce that spacing to 25 meters locally. While some early drilling was sampled on 2-meter intervals, the majority has been sampled on 1-meter intervals. Samples have been prepared and fire assayed for gold by an independent Peruvian laboratory at its facilities in Huaraz and Lima. The quality assurance procedure followed at the Pierina property has been reviewed by an independent contractor and found to conform to industry accepted quality control methods.

     Capital Expenditures

     In 2003, capital expenditures for the Pierina property were $17 million, including sustaining capital expenditures and expenditures for construction of phase IV of the leach pad and other projects. For 2004, capital expenditures are expected to be $17 million for sustaining capital, leach pad expansions and upgrading certain processing facilities.

     Royalties

     The Pierina mine is not subject to royalties.

     Production Information

     The following table summarizes certain production and financial information for the Pierina mine for the periods indicated:

	Year ended	Year ended
	December 31, 2003	December 31, 2002
Tons mined (000’s)	39,501	32,311
Tons of ore processed (000’s)	15,786	13,414
Average grade processed (ounces per ton)	0.07	0.08
Ounces of gold produced (000’s)	912	898
Average total cash costs per ounce	$83	$80

Projects

     Lagunas Norte Project

     General Information

     The Lagunas Norte project, on the Alto Chicama property, is located 140 kilometers east of the coastal city of Trujillo, Peru, and 175 kilometers north of Barrick’s Pierina mine. The property occurs on the western flank of the Peruvian Andes and is at an elevation of 4,000 to 4,260 meters above sea level. The area is considered to have a mountain climate. Vegetation consists of small shrubs and grasses. The property is accessible year round by road from both Trujillo and Huamachuco, Peru, and consists of approximately 18,550 hectares.

     The Alto Chicama region has been actively mined for coal since the 19th century, principally for domestic consumption. In 1990, Minero Peru S.A. (CENTROMIN Peru S.A. (“Centromin”)) constructed a camp to re-evaluate the previous carbon operations. The Alto Chicama region hosts a low grade anthracite coal deposit, but it was not developed due to the availability of cheaper sources of energy elsewhere. Centromin, the State mining company, conducted field surveys in 1999 and concluded there was potential for other mineralization on the property, including gold.

     Barrick began exploring the Alto Chicama property, located in north-central Peru, in the first quarter of 2001. Barrick’s wholly-owned subsidiary signed the Public Deed of the Mining Option Contract with Centromin on March 28, 2001 and exercised its option to acquire the property in December 2002, with the result that the Company now holds the mining rights to the property. The rights have no expiry date as long as the annual land payments (currently $3.00 per hectare) are made. Barrick submitted an Environmental Impact Study (“EIS”) for the project in September 2003. Approval of the EIS by the Ministry of Energy and Mines was received in April 2004.

     Geology

     The regional geology of the Alto Chicama area is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks and andesitic and dacitic volcanic rocks of the Tertiary Calipuy Group. The Mesozoic sequence is unconformably overlain by the Tertiary Calipuy volcanic rocks and cut by numerous small intrusive bodies. The Mesozoic sequence has been affected by at least one and probably two stages of compressive deformation during Andean orogenesis.

     The Las Lagunas Norte mineralization occurs on the 185 square kilometer Alto Chicama property. The mineralization is of the high sulphidation type. It is disseminated and hosted in volcanic and sedimentary breccias and tuffs. The mineralization outcrops and has been defined over an area of 1,600 meters long by 750 meters wide and up to 300 meters deep. It is open to the south and southeast.

     Development

     Barrick commenced a field program at the Alto Chicama property in March 2001, which included geologic mapping, geochemical sampling, and ground geophysics and resulted in the identification of areas for drill testing. A diamond drill program commenced in mid-2001 and identified the Las Lagunas Norte deposit.

     During 2002, Barrick initiated development planning for the Lagunas Norte project, including commencement of the environmental impact analysis process. The engineering studies performed to date, which include extensive metallurgical test work, have demonstrated the technical and economic feasibility of recovering gold from the Lagunas Norte project by open pit mining and heap leaching methods, similar to those used at Barrick’s Pierina mine.

     Barrick has obtained property rights for the majority of the surface land which will be affected by the project. However, legal title and certain possessory interests remain outstanding and are the subject of on-going applications, negotiations or discussions, which Barrick expects will be successfully concluded in the ordinary course. Although Barrick has obtained all of the permits required for exploration, approval of its EIS and, in April 2004, the principal construction permit, additional permits and approvals will be required for construction and operation. Through its experience in constructing and operating the Pierina mine, however, Barrick is familiar with the statutory, regulatory and procedural framework governing the environmental approval and permitting process for new mining projects in Peru. Based on Barrick’s experience to date, the Company expects that any remaining surface access and other rights required for development, and all remaining permits and approvals required for construction and operation, will be obtained in a timely fashion and in the ordinary course of business.

     The Lagunas Norte project is being planned as an open pit mine and heap leaching operation, using equipment, facilities and processes which have been proven in similar commercial applications throughout the world, including at Barrick’s Pierina mine. Permanent electric power is planned to be supplied from the Peruvian grid, by means of a new power line extended from Trujillo to the camp facilities. The fresh water requirements of the project are planned to be supplied by wells, supplemented by surface run-off if required.

     In September 2003, Barrick’s Board of Directors approved a construction budget of $340 million for the project. With the approval of the EIS and the receipt of the project’s principal construction permit, construction is targeted to begin in the second quarter of 2004, with production expected for the second half of 2005. The Lagunas Norte project is anticipated to produce on average 535,000 to 560,000 ounces of gold annually at an expected average total cash cost of $135 to $145 per ounce over the first decade of the project’s life. As mining is planned to begin on higher grade near surface deposits, much higher production and lower costs are expected in the in the earlier years of production.

     Exploration, Drilling and Analysis

     As of the end of 2003, 694 exploration holes had been drilled, totaling 156,903 meters of drilling. Initial drill hole spacing of 200 meter centers has been reduced to 100 meter centers, and completed to 62 meter centers. Drill hole collars have been surveyed, and down-hole Sperry Sun surveys conducted on the holes, with data collected approximately every 50 meters. Core is placed in metal trays at the drill site and transported to the field camp. Geological logs of all core are then compiled on handheld computers, using standardized rock codes and descriptive information developed by Barrick geologists. Changes to the standardized rock codes and other descriptions can be made only if approved by senior members of the geological staff. Data recorded on the handheld computers are downloaded to the main server at the end of every shift, reviewed, field checked if necessary, and then incorporated into the main database. Sample lengths vary from 0.2 meters to 3.05 meters. A total of 107,650 samples have been taken for the entire diamond drill program. The average sample length is 1.3 meters. Samples are prepared on site and fire assayed at an independent laboratory in Lima, Peru. Industry standard quality assurance and quality control procedures, including standards, duplicates and check assays, are employed. An independent consulting firm has reviewed and approved sampling, sample preparation and quality control procedures at site and at the independent laboratory.

     Royalties

     Under the terms of the agreement with Centromin, Barrick has paid Centromin an advance contractual royalty of $2 million, which will be a credit against Centromin’s retained net smelter royalty of 2.51%.

     The following diagram sets out the planned design and layout of the Lagunas Norte project.

     Veladero Project

     General

     The Veladero property is located in San Juan Province, Argentina, immediately to the south of the Pascua-Lama property, approximately 320 kilometers northwest of the city of San Juan. Barrick evaluated unified development opportunities following its merger with Homestake. Based on this effort, Barrick redesigned the Veladero project, as previously designed by Homestake, and incorporated exploitation of the Filo Norte deposit (which was situated within the boundaries of the Pascua-Lama property before the merger) as part of the Veladero project. The Veladero project is a combination of two properties: (i) the Veladero mining claims, controlled by an indirect, wholly-owned, subsidiary of Barrick under the terms of an Exploitation Contract signed with the Instituto Provincial de Exploraciones y Explotaciones Mineras de la Provincia de San Juan (“IPEEM”), the Provincial entity owner of these mining claims, and ii) Mina Ursulina Sur Mine claim, owned and controlled by the subsidiary of Barrick. Barrick exercised its option to enter into an exploitation contract with IPEEM in July 2003, in accordance with the terms of the previous exploration contract. The project site is located at elevations of between

4,000 and 4,850 meters above sea level. The area is considered to have a sub-arid, sub-polar, mountain climate. Access to the property is via a combination of public highways and an upgraded gravel road.

     The Veladero project received environmental impact study approval on November 2003 from the Mining Authority of the San Juan Province. Barrick’s plan for the Veladero property provides for an open pit mine using heap leaching. The Veladero project includes the mining of gold and silver from two open pits: the Filo Federico pit and the Amable pit. Full construction commenced in the fourth quarter of 2003, with production expected to commence in late 2005.

     Geology

     The Veladero orebody is an oxide, high sulphidation gold-silver deposit hosted by a Miocene diatreme-dome complex. Precious metals mineralization occurs in silicified volcanic breccias at the core of the high sulphidation alteration and is controlled by stratigraphy, structural trends and elevation.

     The mineralization in the deposit forms a broad, disseminated, 3 kilometer long blanket along a N15°W-striking structural trend. The diatreme-dome complex has intruded along this trend and includes a massive, brecciated core of heterolithic Vent Facies tuffisite that transitions outward through a Contact Zone of clast-supported breccias into the Volcanic Sequence country rocks. A Bedded Tuff unit that represents fragments ejected from the central vent forms a ring that overlies portions of the Vent Facies and Contact Zone at the southern end of the deposit. Much of the deposit is covered by up to 150 meters of colluvium.

     Development

     Similar to the Pierina mine in design, the Veladero project is being built as an open pit mine with a valley-fill heap leach operation and two-stage crushing process. Full construction commenced in the fourth quarter of 2003, with production expected to commence in late 2005. Veladero’s 2004 field program will focus on finalizing the improvement of the access road, which was started in 2003, construction of the camp, the leach pad and other project facilities. The capital cost for the project is estimated at $460 million, based on prevailing exchange rates in effect in late 2003. Production at the Veladero project is anticipated to average between 525,000 and 550,000 ounces of gold annually at an expected average total cash cost of $155 to $165 per ounce (based on prevailing exchange rates in effect in late 2003 and excluding any applicable export duties) over the first decade of the project’s life. Higher production at lower costs are expected during the project’s early years of production.

     Exploration, Drilling and Analysis

     At year-end, the drill hole database for the Veladero property contained 747 reverse circulation holes, 110 diamond drill core holes and 539 samples taken from two underground tunnels. Of these, samples totaling 198,693 meters from reverse circulation holes, 23,818 meters from diamond drill core holes and 5,153 meters from underground channel cuts were used to estimate the gold and silver resources. The reverse circulation holes were drilled at an average spacing of about 60-80 meters within the mineralized zones. All Veladero samples are prepared and analyzed by external laboratories. The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Veladero property have been reviewed by independent consultants and found to conform to industry accepted quality control methods.

     Royalties

     Pursuant to legislation passed by the government of the Province of San Juan, all gold and silver, among other ores, extracted from the property within the Province of San Juan are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “mine mouth”. Under the terms of an agreement between Barrick’s subsidiaries and IPEEM, a 0.75% “mine mouth” royalty on the minerals produced from the Veladero property is payable to IPEEM. This agreement also provides for the payment of a 0.75% “mine mouth” royalty on the minerals produced from the Mina Ursulina Sur, on which the Filo Norte deposit is situated.

     The following diagram sets out the planned design and layout of the Veladero project.

     Pascua-Lama Project

     General

     The Pascua-Lama property is located at the northern end of the El Indio Belt in Chile’s Region III and Argentina’s San Juan Province. It straddles the Chile-Argentina border and is approximately 150 kilometers southeast of the city of Vallenar, Chile and 300 kilometers northwest of the city of San Juan, Argentina. The Chilean part of the deposit, which is at an elevation of approximately 4300 to 5250 meters above sea level, was acquired by Barrick in 1994 and is held through an indirect, wholly-owned, subsidiary of Barrick, Compañía Minera Nevada Limitada. The Argentinean part of the property was acquired subsequently and is held through indirect, wholly-owned, subsidiaries of Barrick, Barrick Exploraciones Argentina S.A. and Exploraciones Mineras Argentina S.A. The legislatures of Chile and Argentina completed ratification of a Mining Treaty between the two countries during 2000. The Pascua-Lama Project is within the area subject to the Mining Treaty and the Project is entitled to enjoy the benefits to cross-border mining operations that are granted by the Mining Treaty.

     High sierras and deep valleys with natural slopes of 20 to 40 degrees characterize the area of the Pascua-Lama property. Surface material consists of rock outcrops, scree, and colluvial materials, which are primarily gravel, sand, silt and clay. Vegetation is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. Access to the property will be pursuant to a combination of public highways and upgraded gravel roads from both Chile and Argentina.

     Geology

     The Pascua-Lama district is located in the high cordillera of Region III, Chile, in what has been designated as the Eastern Belt of Hydrothermal Alteration. The gold, silver and copper mineralization at Pascua-Lama is part of a mineralized acid sulfate system that was structurally controlled within intrusive and volcanic rock sequences of Upper Paleozoic and Middle Tertiary age.

     Basement rocks in the Pascua-Lama area are dominated by a multiphase granite pluton that may be a slightly younger upper Permian or lower Triassic phase of the Permian Guanaco Sonso sequence of intrusives and volcanics. In the deposit area the granite intrudes older diorites and volcanic pyroclastic units and is, in turn, intruded by diorite stocks and dykes of mid-Tertiary Bocatoma age. During Tertiary time, all of the previously described rocks were cut by sub-vertical fault zones and hydrothermal breccias located at complex fault intersections.

     Numerous breccia bodies occur in the Esperanza, Quebrada de Pascua and Lama areas. At the surface, these breccias vary in size from outcrops measured in centimeters up to hundreds of meters. Typically the breccias show a strong correlation to zones of intersection of two or more major structural zones. Breccia Central, the large inter mineral breccia pipe, occurs in the Quebrada de Pascua area. On the surface this breccia is about 650 meters long and up to 250 meters in width while underground between 200 and 400 meters below the surface the composite body measures about 550 meters in length and up to 130 meters in width. It extends to at least 700 meters below surface. This well mineralized breccia pipe is evidence of an explosive hydrothermal event related to the formation of the Quebrada de Pascua ore deposit. Breccia Oeste and Breccia Sur are the two large post mineralization breccia pipe complexes located in the mine area. Oriented north/south along the Breccia Oeste fault zone in the Esperanza area, the Breccia Oeste pipe measures up to 500 meters long, up to 150 meters wide, and extends up to 300 meters below surface.

     Development

     The Pascua-Lama mine is being designed as an open pit, centered at an elevation of 4,600 meters. The project will produce both oxide and sulfide ores. Both ore types would be put through a processing circuit expected to consist of crushing, dry grinding and a washing circuit to remove soluble salts. The oxide ore will then be processed through a straight cyanide leaching circuit. The sulfide ore will then undergo a flotation process to produce a smelter saleable concentrate, with the sulfide ore floating tails being routed to the cyanide leach circuit. Recovered gold and silver from the leach circuit will be smelted into doré on-site and shipped to an outside refinery for processing into bullion.

     Recent work on the Pascua-Lama project has focused on updating its 2001 feasibility study. Pascua-Lama is targeted to commence production in 2009, subject to completing the update of the feasibility study, Board approval, final permitting and arranging any project financing. Barrick expects to complete the updating of the feasibility study in the second half of 2004. Based on work done to date to update the feasibility study, life-of-mine average total cash costs are expected to be higher than the $130 per ounce previously estimated and start-up capital is expected to be higher than the previously estimated $1.2 billion.

     The Pascua-Lama project received Environmental Impact Study (“EIS”) approval from appropriate authorities in Chile in May 2001. The EIS prepared for the portion of the mine, mill and tailings storage facility for the project located in Argentina is being updated to incorporate the cumulative impacts of the construction and development of the nearby Veladero project. This updated EIS is planned to be submitted in late 2004. Following the completion of EIS processes in Chile and Argentina, Barrick will also need to obtain various sectoral permits for the construction and operation of the project. Based on Barrick’s experience with permitting in Chile and in the San Juan Province of Argentina, Barrick expects such permits to be obtained in the ordinary course.

     Exploration, Drilling and Analysis

     At December 31, 2003, Pascua-Lama had proven and probable reserves of 16.9 million ounces of gold and 584 million ounces of contained silver within gold reserves. The drill hole database for the Pascua-Lama property contains 1,173 reverse circulation holes, 562 diamond drill core holes, 22,302 meters of underground tunnel samples and 12,774 meters of surface trench samples. Samples totaling 322,288 meters from reverse circulation holes, 151,265 meters from diamond drill core holes, 22,302 meters from underground tunnels, and 12,774 meters from surface trenches were used to estimate the gold and silver resources. The drill hole spacing is variable, approximately 40 meters in the Esperanza area and 40 to 60 meters in the Quebrada de Pascua area. Pascua-Lama samples were analyzed for gold, silver and copper by independent laboratories in Santiago, Chile. The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Pascua-Lama property have been reviewed by independent consultants and found to conform to industry accepted quality control methods. Consistent with Barrick’s decision in December 2000 to postpone construction at the Pascua Lama project, no significant reserve development activity took place during the year.

     Royalties

     Pursuant to legislation passed by the government of the Province of San Juan, all gold and silver, among other ores, extracted from the property within the Province of San Juan are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “mine mouth”. In addition, Barrick is obligated to pay a gross proceeds sliding scale royalty on gold produced from the Pascua-Lama properties located in Chile ranging from 1.5% to 10% and a 2% net smelter royalty on copper produced from the properties. In addition, a step-scale 5% or 7.5% gross proceeds royalty on gold produced and a sliding scale net smelter royalty of 0.5% to 6% on all product other than gold and silver is payable in respect of certain portions of the property located in Argentina. The sliding scale and step-scale royalties on gold increase with rising spot gold prices.

EXPLORATION, DEVELOPMENT AND BUSINESS DEVELOPMENT

     Barrick has traditionally grown its reserve base through a combination of acquisitions and focused exploration on and around its operating properties. Barrick believes there is a higher probability of finding new mineral reserves around existing mines. Once found, these new reserves can be developed more quickly and profitably due to existing infrastructure. The Company’s strategy is to maintain a geographic mix of projects at different stages in the exploration sequence. The low gold price environment that existed in recent years required that major mining companies undertake more early stage exploration than in the past because junior exploration companies had been less active, and there are fewer new discoveries to buy or joint ventures to fund. Accordingly, Barrick is engaged in early stage exploration in four major areas where it possesses significant infrastructure: Peru, Tanzania, Australia and Chile/Argentina. This program resulted in the grassroots discovery at the Lagunas Norte project, in the Alto Chicama District, in Peru.

     Barrick utilizes state-of-the-art technology to explore deeper and more effectively. At Goldstrike, Barrick uses new deep-penetrating geophysical techniques and geological modelling to locate and define new targets. These new techniques are equally applicable in Tanzania and Australia.

     Exploration is directed from Barrick’s head office in Toronto and is conducted through a number of exploration offices around the world.

     The Company spent $137 million on its exploration, development and business development activities in 2003 (2002 – $104 million) and is expected to spend approximately $110 million in 2004. Of the $62 million spent on exploration in 2003, approximately $19 million was spent in North America, approximately $19 million was spent in South America and approximately $24 million was spent in the Australia/Africa region.

     Development expenditures totaled approximately $54 million, of which $18 million was spent at the Veladero project and $29 million was spent at the Lagunas Norte project in the Alto Chicama District. Business development costs totaled approximately $21 million. In connection with its exploration strategy in Russia, Barrick acquired a 10% equity interest in Highland Gold Mining Ltd. in October 2003. In January 2004, Barrick acquired an additional equity interest, bringing its total interest to approximately 17%, in Highland Gold Mining Ltd. and certain rights with respect to properties in Russia.

ENVIRONMENT AND CLOSURE

     The Company’s mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters - Government Controls and Regulations”).

     Barrick has a policy of conducting environmental audits of its operations to assess the effectiveness of the existing organization, its resources, and supporting management systems to adhere to policies, guidelines, and procedures and adopted codes of practice, maintain compliance, reduce risk, and manage liabilities. The Company’s policy is to perform environmental audits on a regular and scheduled basis. In practice this typically results in environmental audits at each operating mine every second year and at least once every five years for other properties. A committee of Barrick’s Board of Directors reviews the Company’s environmental policies and programs and oversees Barrick’s environmental performance.

     During 2003, all of the Company’s operations were in compliance in all material respects with applicable corporate standards and environmental regulations and there were no material notices of violations, fines or convictions relating to environmental matters at any of the Company’s operations. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements, which has been accrued to December 31, 2003. As of January 1, 2003, Barrick adopted FAS 143 Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. For a summary of the impact of FAS 143, please see Notes 2 and 20 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2003.

     The Company’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. For instance, certain of the Company’s operating properties handle ore or rock which has the potential to be acid generating (Goldstrike, Pierina, Bulyanhulu, Eskay Creek and Hemlo), use cyanide in the processing of gold operations (Goldstrike, Pierina, Round Mountain, Marigold, Hemlo, Holt-McDermott, Kalgoorlie and Yilgarn), or produce mercury as a co-product of the production process (Goldstrike, Pierina, Round Mountain, and Hemlo). The Company has implemented programs to manage the handling of ore and rock to reduce the potential for acid rock drainage. Such procedures include segregation of potentially acid generating material, containment systems for the collection and treatment of drainage, and reclamation and closure steps designed to minimize water infiltration and oxygen flux. Facilities that use cyanide are designed and constructed to prevent process solutions from being released to surface water or groundwater. Typically, these facilities include leak detection systems and have the ability to collect and treat seepage that may occur. The tailings storage facilities are typically fenced and process ponds are typically netted or other procedures implemented to deter access. Site specific management procedures for mercury handling, monitoring and transportation exist at each of the operations that produce mercury as a co-product. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials.

     Grants Tailings

     The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) imposes heavy liabilities on persons who own or operate facilities from which hazardous substances have been released. Pursuant to CERCLA, the United States Environmental Protection Agency publishes a National Priorities List (“NPL”) of such facilities.

     A closed uranium mill site acquired by Barrick in the Homestake merger, near Grants, New Mexico, is listed on the NPL. The EPA asserted that leachate from the tailings storage facilities contaminated a shallow aquifer used by some of the residents in adjacent residential subdivisions. Homestake paid the cost of extending the municipal water supply to the subdivisions. Homestake also has operated a water injection and collection system since 1976 that has significantly improved the quality of the aquifer and since 1999 has operated a water treatment facility for treating the groundwater adjacent to the tailings storage facility. The estimated costs of continued remediation are included in the asset retirement obligation recorded by the Company. Homestake has settled with the EPA concerning its oversight costs for this site.

     Under Nuclear Regulatory Commission (“NRC”) regulations, the decommissioning of the tailings storage facilities is in accordance with the provisions of the facility’s license. The uranium mill facility license sets the closure of the two tailings impoundments as 2004 and 2013, subject to extension under certain circumstances. The NRC and EPA signed a Memorandum of Understanding in 1993 which has established the NRC as the oversight and enforcement agency for decommissioning and reclamation of the site. Mill decommissioning was completed in 1994 and final closure of the large tailings storage facility is scheduled for completion in 2013. During 2003, Barrick’s expenditures at the Grants facility were $1.4 million. For 2004, Barrick’s expenditures are planned at $2.5 million.

     Title X of the Energy Policy Act of 1992 (the “Energy Policy Act”) and subsequent amendments to the Energy Policy Act authorized appropriations of $335 million to cover the federal government’s share of certain costs of reclamation, decommissioning and remedial action for by-product material (primarily tailings) generated by certain licensees as an incident of uranium sales to the federal government. Reimbursement is subject to compliance with regulations of the Department of Energy (“DOE”), which were issued in 1994. Pursuant to the Energy Policy Act, the DOE is responsible for 51.2% of the past and future costs of reclaiming the Grants site in accordance with NRC license requirements.

     In 1983, the State of New Mexico notified the Company that it intends to pursue claims against Homestake for natural resource damages resulting from the Grants site. The State has taken no action to pursue the claims.

LEGAL MATTERS

Government Controls and Regulations

     The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time. In October 2003, Peru enacted legislation governing mine closure, which, among other things, requires that closure plans for existing operations be submitted to the Ministry of Energy and Mining. The enabling regulations for this legislation have not yet been promulgated. Barrick expects to comply with such regulations, when promulgated, in respect of its operations in Peru. In the first quarter of 2004, a report (the “Cooke Report”) regarding the effects of mining on the Kalgoorlie, Western Australia, area was presented in the Parliament of Western Australia. The Cooke Report makes several recommendations, some of which, if implemented by the government of Western Australia, could have an impact on Barrick’s Kalgoorlie operations.

     Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

     The various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time. In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

     The Company believes that it is in substantial compliance with all material current government controls and regulations at each of its properties.

Litigation

     On April 30, 1998, Barrick was added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by Barrick in connection with its efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by Barrick in late 1996. On July 13, 1999, the Court dismissed the claims against Barrick and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against Barrick and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint. On March 31, 2001, the Court granted in part and denied in part Barrick’s Motion to Dismiss the Fourth Amended Complaint. As a result, Barrick remains a defendant in the case. Barrick believes that the remaining claims against it are without merit. Barrick filed its formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against Barrick. Discovery in the case has been stayed by the court pending its decision on whether or not to certify the case as a class action. On March 31, 2003, the U.S. District Court for the Eastern District Court of Texas, Texarkana Division denied all pending motions of the plaintiffs seeking to certify a class action in the lawsuit against several defendants, including Barrick, related to Bre-X Minerals Ltd. Under U.S. rules, the plaintiffs have the right to appeal the Court’s decision declining to certify their lawsuit as a class action, but plaintiffs have not filed such an appeal. On June 2, 2003, the plaintiffs submitted a proposed trial and case management plan, suggesting that such plan would cure the defects in the plaintiffs’ motions to certify the class. The Court has taken no action with respect to the proposed plan. The plaintiffs’ case against the defendants may now proceed in due course with respect to the specific claims of the plaintiffs named in the lawsuit, but not on behalf of a class of plaintiffs. Having failed to certify the case as a class action, we believe that the likelihood of any of the named plaintiffs succeeding against Barrick with respect to their claims for securities fraud is remote.

     On January 7, 2003, Barrick was served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. (“Blanchard”), and Herbert Davies (“Davies”). The complaint, which is pending in the U. S. District Court for the Eastern District of Louisiana, also names J. P. Morgan Chase & Company (“J.P. Morgan”) as a defendant, along with an unspecified number of additional defendants to be named later. The complaint alleges that Barrick and bullion banks with which Barrick entered into spot deferred contracts have manipulated the price of gold, in violation of U.S. antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint seeks damages and an injunction terminating certain of Barrick’s trading agreements with J. P. Morgan and other bullion banks. In September 2003 the Court issued an order granting in part, and denying in part, Barrick’s motions to dismiss this action. Discovery has commenced in the case. A trial date has been tentatively set for February 2005, but it is likely that the date will be deferred. Barrick intends to defend the action vigorously.

     On March 5, 2003, Barrick commenced legal proceedings against Blanchard and certain other defendants in the Ontario Superior Court of Justice. The proceedings pertain to a series of false and defamatory statements that Blanchard and its CEO, Donald W. Doyle, Jr., have published since mid-December 2002 concerning Barrick. In the action, Barrick seeks damages in the amount of C$100 million, aggravated, exemplary and punitive damages in the amount of C$100 million, a permanent injunction restraining the defendants from repeating, disseminating, publishing or causing to be re-published the defamatory statements complained of, and a mandatory injunction requiring the defendants to remove or cause to be removed all of their defamatory statements from websites or other locations on the Internet. The defendants filed a Statement of Defence on February 17, 2004 denying any liability. Discoveries are required to be completed by October 22, 2004. A trial date has not yet been set.

     On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004 Barrick filed a motion to dismiss the Wagner complaint. The plaintiffs filed an opposition to Barrick’s motion to dismiss on March 12, 2004. On April 2, 2004, Barrick filed its reply to the plaintiff’s opposition. Barrick intends to defend the action vigorously.

     On December 27, 2002, one of Barrick’s Peruvian subsidiaries received an income tax assessment of $32 million, excluding interest and penalties, from the Peruvian tax authority SUNAT. The tax assessment relates to a recently completed tax audit of Barrick’s Pierina mine for the 1999-2000 fiscal years. The assessment mainly relates to the revaluation of the Pierina mining concession and associated tax basis. Under the valuation proposed by SUNAT, the tax basis of Pierina assets would change from what Barrick had previously assumed with a resulting increase in current and deferred income taxes. While Barrick believes the tax assessment is incorrect and will appeal the decision, the full life of mine effect on the Company’s current and deferred income tax liabilities of $141 million is recorded at December 31, 2002, as well as other payments of about $21 million due for periods through 2003.

     The case is pending before Peru’s Tax Court. If the case is not resolved in our favour, Barrick will consider all available remedies, including judicial appeals. If Barrick is successful on appeal and its original asset valuation is confirmed as the appropriate tax basis of assets, the Company would benefit from a $141 million reduction in tax liabilities recorded at December 31, 2002. The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

     In the event of an unfavorable Tax Court ruling, Peruvian law is unclear with respect to whether it is necessary to make payment of the disputed current taxes for the years covered by the tax assessment, pending the outcome of an appeal process, a process which can take several years. Currently, the amount of income taxes potentially payable is $80 million. In the event of an unfavorable Tax Court ruling, Barrick will consider taking all available action to prevent payment of the amount in dispute until the appeal process is complete.

     Barrick has not provided for $57 million of potential interest and penalties assessed in the audit. Even if the tax assessment is upheld, Barrick believes that it will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties, will increase over time while Barrick contests the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT’s position on interest and penalties will be upheld, or if the Company exhausts its appeals.

     Opponents of Barrick’s Cowal project continue to pursue various claims, legal proceedings and complaints against the project and the Company’s compliance with its permits and licenses. Such actions have the potential to affect the timing of the mine construction schedule. Barrick has and will continue to vigorously defend such actions.

     In 2001, an action was filed in Chile by Rudolfo Francisco Villar against Barrick’s Chilean subsidiary, Compania Minera Nevada Limitada (“CMN”), claiming that it had failed to fully honor an agreement to purchase certain mining claims of Villar located near the Pascua Lama project. Villar’s suit seeks to rescind the purchase agreement with CMN or, alternatively, damages of approximately US$ 1 million. At the outset of the litigation, Villar obtained an ex parte injunction barring CMN from selling or encumbering the claims while the suit is pending before the Chilean courts. Barrick intends to vigorously defend the action, which it believes is without merit.

     Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. Barrick does not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which it may be required to pay by reason thereof, will have a material adverse effect on the financial condition or future results of operations of Barrick.

RISK FACTORS

     The risks described below are not the only ones facing Barrick. Additional risks not currently known to Barrick or that Barrick currently deems immaterial may also impair Barrick’s operations.

     Gold price volatility

     Barrick’s business is strongly affected by the world market price of gold. Gold prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. These include industry factors such as: industrial and jewelry demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties.

     If the world market price of gold were to drop and the prices realized by Barrick on gold sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected. In such circumstances, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Barrick’s financial performance and results of operations. Barrick may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Barrick’s gold inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

     Price volatility of other commodities

     The profitability of Barrick’s business is also affected by the market prices of other commodities produced as by-products at Barrick’s mines, such as silver and copper, as well as commodities which are consumed or otherwise used in connection with Barrick’s operations, such as diesel fuel and electricity. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. If Barrick’s proceeds from the sale of these by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations were to increase significantly, and remain at such levels for a substantial period, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “ – Gold price volatility” above.

     Mining risks and insurance risks

     The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labour force disruptions, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and gold bullion losses, most of which are beyond Barrick’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operation.

     Barrick maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding each identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will maintain such insurance. Barrick’s property, business interruption, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

     Mineral reserves and resources

     The mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

     Fluctuations in the price of gold or by-product minerals, such as silver and copper, may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Barrick to be unprofitable in any particular accounting period.

     Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold and silver, as well as increased production costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.

     Any of these factors may require Barrick to reduce its mineral reserves and resources, which could have a negative impact on Barrick’s financial results. Failure to obtain necessary permits or government approvals could also cause Barrick to reduce its reserves.

     There is no assurance that Barrick will obtain indicated levels of recovery of gold or the prices assumed in determining gold reserves.

     Production and cost estimates

     Barrick prepares estimates of future production and cash costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, forward sales program, profitability, results of operations and financial condition.

     Barrick’s actual production and cash costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. Cash costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel) and currency exchange rates.

     Accounting Policies

     The accounting policies and methods utilized by Barrick determine how it reports its financial condition and results of operations, and they may require management of the Company to make estimates or rely on assumptions about matters that are inherently uncertain. Barrick’s financial condition and results of operations are reported using accounting policies and methods prescribed by U.S. GAAP. In certain cases, U.S. GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable, yet result in Barrick reporting materially different amounts. Management of Barrick exercises judgment in selecting and applying accounting policies and methods to ensure that, while U.S. GAAP compliant, they reflect management’s best judgment of the most appropriate manner in which to record and report the Company’s financial condition and results of operations. Significant accounting policies to the Consolidated Financial Statements are described in Note 2 to such statements.

     Internal Controls

     Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

     Exploration

     Barrick must continually replace gold reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies or by locating new deposits. Gold exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful. Once a site with gold mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries. As a result, the mineral base of Barrick may decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production beyond the current mine lives, based on current production rates.

     Development

     Barrick’s ability to sustain or increase its present levels of gold production is dependent in part on the successful development of new orebodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and future gold prices. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits, acquisition of satisfactory surface or other land rights and availability of adequate financing.

     Development projects have no operating history upon which to base estimates of future cash flow. Substantial expenditures are required to develop mineral projects. It is possible that actual costs and economic returns may differ materially from Barrick’s estimates or that Barrick could fail to obtain the governmental approvals necessary for the operation of a project. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

     Environmental, health and safety regulations; Permits

     Barrick’s domestic and foreign mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and protected species. Delays in obtaining or failure to obtain government permits and approvals may adversely affect Barrick’s operations, including its ability to explore or develop properties, commence production or continue operations. Barrick has made, and expects to make in the future, significant expenditures to comply with such laws and regulations. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on Barrick’s financial condition or results of operations.

     Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. There can be no assurance that Barrick has been or will at all times be in full compliance with all such laws and regulations and with its environmental and health and safety permits or that Barrick has all required permits. The costs and delays associated with compliance with these laws, regulations and permits could stop Barrick from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect Barrick’s business, results of operations or financial condition. Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Barrick could also be held liable for exposure to such hazardous substances. The costs associated with such responsibilities and liabilities may be significant.

     In the United States and Canada, for example, Barrick is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required for security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations. Barrick is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

     Foreign investments and operations

     Barrick conducts mining, development and exploration activities in many countries, including the United States, Canada, Australia, Argentina, Chile, Peru, Russia and Tanzania. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war and civil disturbances; changes in laws or policies of particular countries, including those relating to taxation, royalties, imports, exports, duties and currency, some of which have been recently discussed in Chile, Peru and Argentina; risk of loss due to disease and other potential endemic health issues; delays in obtaining or the inability to obtain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold; limitations on the repatriation of earnings; and increased financing costs.

     These risks may limit or disrupt projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations. Furthermore, in the event of a dispute arising from Barrick’s activities in Argentina, Chile, Peru or Tanzania, Barrick may be subject to the exclusive jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.

     Currency fluctuations

     Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold is sold throughout the world based principally on the US dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies. The appreciation of non-US dollar currencies against the US dollar can increase the costs of gold production at Barrick’s mines located outside the United States, making such mines less profitable. Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of non-US dollar currencies against the US dollar. This could result in Barrick failing to benefit to some degree if the US dollar appreciates in value relative to non-US dollar currencies. Also, there can be no assurance that Barrick will continue these hedging activities. See “ – Use of derivatives”.

     Use of derivatives

     Barrick uses certain derivative products to manage the risks associated with gold price volatility, changes in commodity prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (a) credit risk - the risk of default on amounts owing to Barrick by the counterparties with which Barrick has entered into such transaction; (b) market liquidity risk – risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) mark to market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick recognizing a loss in respect of such derivative products.

For a description of the steps Barrick has taken to mitigate these risks, see “Financial Risk Management – Forward Sales Program”. If the gold price rises above the price at which future production has been committed under Barrick’s gold forward sales program, Barrick may have an opportunity loss. However, if the gold price falls below that committed price, revenues will be protected to the extent of such committed production. There can be no assurance that Barrick will be able to achieve in the future realized prices for gold that exceed the spot price as a result of its forward sales program. Barrick has announced a “no-hedge” gold policy such that it will not add any new ounces to its gold forward sales program and it will pursue opportunities to reduce its gold forward sales position. No assurance can be given as to when such goal will be achieved or the costs of achieving such goal.

     Interest rates and gold lease rates

     A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances. A significant, prolonged decrease in interest rates and/or increase in gold lease rates could have a material adverse impact on the difference between the forward gold price over the current spot price (“contango”), and, ultimately, the realized price under forward gold sales contracts entered into by Barrick. The Company’s interest rate exposure mainly relates to the mark to market value of derivative instruments, the fair value and ongoing payments under gold lease rate and US dollar interest-rate swaps, floating-rate debt and interest receipts on the Company’s cash balances.

     Title to properties

     The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain and may be contested. Although Barrick has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

     Competition

     Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of gold mining assets. Barrick also competes with other mining companies to attract and retain key executives and employees. Barrick cannot assure that it will continue to be able to compete successfully with Barrick’s competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.

     Acquisitions and Integration

     From time to time Barrick examines opportunities to acquire additional mining assets and businesses. Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new geographic, political, operating, financial and geological risks. Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Barrick. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased.

If Barrick chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Barrick may choose to finance any such acquisition with its existing resources. There can be no assurance that Barrick would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

     Employee Relations

     Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees. A prolonged labor disruption at any of its material properties could have a material adverse impact on its operations as a whole.

     Litigation

     Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. If Barrick is unable to resolve these disputes favourably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations.

     SELECTED CONSOLIDATED FINANCIAL INFORMATION

     Reference is made to page 114 of the 2003 Annual Report to shareholders, which is incorporated by reference into this Annual Information Form, which should be read together with the Company’s Consolidated Financial Statements (US GAAP) for the year ended December 31, 2003 and the Company’s Consolidated Financial Statements (Canadian GAAP) for the year ended December 31, 2003.

US GAAP

For the years ended December 31, 2003, 2002 and 2001
(in millions of US dollars, except per share data)

	2003	2002	2001
Sales	$2,035	$1,967	$1,989
Net income (loss)	$200	$193	$96
Net income (loss) per share
Basic	$0.37	$0.36	$0.18
Diluted	$0.37	$0.36	$0.18
Total assets	$5,362	$5,261	$5,202
Total long-term debt (1)	$760	$781	$802
Cash dividends per common share	$0.22	$0.22	$0.22
Operating statistics
Gold production (thousands of ounces)	5,510	5,695	6,124
Total cash operating costs per ounce	$189	$177	$162
Average price realized per ounce of gold sold	$366	$339	$317
Average spot price of gold per ounce	$363	$310	$271

(1)	Includes current portion of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (US GAAP) for the year ended December 31, 2003 which is incorporated by reference into this Annual Information Form.

CONSOLIDATED FINANCIAL STATEMENTS

     Reference is made to the Company’s Consolidated Financial Statements for the year ended December 31, 2003 (US GAAP) which is incorporated by reference into this Annual Information Form.

DIVIDEND POLICY

     In each of 2002 and 2003, Barrick paid a total cash dividend of $0.22 per share – $0.11 in mid-June and $0.11 in mid-December. The amount and timing of any dividends is within the discretion of Barrick’s Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of Barrick’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of Barrick.

DIRECTORS AND OFFICERS OF THE COMPANY

     Reference is made to the sections “Election of Directors” and “Statement of Corporate Governance Practices” on pages 5-11 of the Management Information Circular and Proxy Statement of the Company dated March 8, 2004 for information regarding directors of the Company and the Committees of the Board which pages are incorporated herein by reference. As of April 30, 2004, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 0.3 % of the outstanding common shares of Barrick.

     One director of the Company, Mr. J.L. Rotman, has been a director of other companies, which during the past ten years have been the subject of a cease trade or similar order while Mr. Rotman was acting as a director of such companies. Livent Inc. was the subject of a cease trade order issued by the Ontario Securities Commission on August 7, 1998 following the discovery of accounting irregularities. In November 1998 Livent Inc. filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code and filed for protection under the Companies Creditors Arrangement Act in Canada. The cease trade order was revoked effective November 20, 1998 and Mr. Rotman resigned as a director of Livent Inc. on September 29, 1999. Paragon Entertainment Corporation made a filing under the Companies Creditors Arrangement Act in April 1998; Mr. Rotman resigned as a director of Paragon in June 1998.

Officers of the Company

     The following are the officers of the Company as at May 15, 2004:

Name (age) and	Office
municipality of residence	(date became an Officer)	Principal occupations during past 5 years
Peter Munk (76) Toronto, Ontario	Chairman and Director (1984)	Chairman of the Company; Chairman of Trizec Properties, Inc. (real estate) and Chairman and Chief Executive Officer, Trizec Canada Inc. (real estate); prior to May 2002, Chairman, TrizecHahn Corporation (real estate).

Gregory C. Wilkins (48) Toronto, Ontario	President and Chief Executive Officer (2003) and Director (1991)	President and Chief Executive Officer of the Company; prior to February 2003, Corporate Director; prior to May 2002, Vice-Chairman, TrizecHahn Corporation (real estate); prior to March 2001, President and Chief Operating Officer, TrizecHahn Corporation.

Jack E. Thompson (54) Alamo, California	Vice Chairman and Director (2001)	Vice Chairman of the Company; prior to December 2001, Chairman and Chief Executive Officer of Homestake Mining Company (gold mining).

John K. Carrington (60) Thornhill, Ontario	Vice Chairman (1995)	Vice Chairman of the Company; prior to February 2004, Vice Chairman and Chief Operating Officer of the Company; prior to March 1999, Chief Operating Officer of the Company.

Tye W. Burt (47) Toronto, Ontario	Vice Chairman and Executive Director, Corporate Development (2002)	Vice Chairman and Executive Director, Corporate Development of the Company; prior to February 2004, Executive Director, Corporate Development of the Company; prior to December 2002, Principal, Harris Partners Limited (investment banking) and President, Cartesian Capital Corp. (investment banking); prior to May 2000, Chairman, Deutsche Bank Canada (investment banking) and Managing Director, Global Metals and Mining Group, Deutsche Bank.

Name (age) and	Office
municipality of residence	(date became an Officer)	Principal occupations during past 5 years
Alexander J. Davidson (52) Toronto, Ontario	Executive Vice President, Exploration (1993)	Executive Vice President, Exploration of the Company; prior to May 2003, Senior Vice President, Exploration of the Company.

Patrick J. Garver (52) Toronto, Ontario	Executive Vice President and General Counsel (1993)	Executive Vice President and General Counsel of the Company.

Peter J. Kinver (48) Toronto, Ontario	Executive Vice President and Chief Operating Officer (2003)	Executive Vice President and Chief Operating Officer of the Company; prior to February 2004, Executive Vice President, Operations of the Company; prior to August 2003, Divisional Director, Western Division, Anglo American Platinum plc (platinum mining).

Jamie C. Sokalsky (46) Toronto, Ontario	Executive Vice President and Chief Financial Officer (1993)	Executive Vice President and Chief Financial Officer of the Company; prior to April 2004, Senior Vice President and Chief Financial Officer of the Company.

Gordon F. Fife (45) Stouffville, Ontario	Senior Vice President, Organizational Effectiveness (2002)	Senior Vice President, Organizational Effectiveness of the Company; prior to February 2004, Vice President, Organizational Effectiveness of the Company; prior to January 2002, Principal, PricewaterhouseCoopers LLP (consulting).

Ammar Al-Joundi (39) Toronto, Ontario	Vice President, Finance, and Treasurer (1999)	Vice President, Finance and Treasurer of the Company; prior to April 2004, Vice President and Treasurer of the Company; prior to May 1999, Vice President, Structured Finance, Citibank Canada.

Richard D. Ball (36) Toronto, Ontario	Vice President, Financial Reporting and Risk Analysis (2004)	Vice President, Financial Reporting and Risk Analysis of the Company; prior to April 2004, Director, Financial Reporting and Risk Analysis of the Company; prior to March 2002, Senior Manager, PricewaterhouseCoopers LLP (accounting).

Name (age) and	Office
municipality of residence	(date became an Officer)	Principal occupations during past 5 years
Darren J. Blasutti (35) Toronto, Ontario	Vice President, Investor Relations (2004)	Vice President, Investor Relations of the Company; prior to February 2004, Director, Corporate Development of the Company; prior to July 2002, Senior Manager, Corporate Development of the Company; prior to January 2000, Manager, Corporate Development of the Company.

M. Vincent Borg (47) Toronto, Ontario	Vice President, Corporate Communications (1992)	Vice President, Corporate Communications of the Company.

Michael J. Brown (46) Alexandria, Virginia	Vice President, United States Public Affairs (1995)	Vice President, United States Public Affairs of the Company.

Brad L. Doores (53) Cedar Valley, Ontario	Vice President and Assistant General Counsel (2004)	Vice President and Assistant General Counsel of the Company; prior to April 2004, Assistant General Counsel of the Company.

Kelvin Dushnisky (40) Oakville, Ontario	Vice President,Regulatory Affairs (2003)	Vice President, Regulatory Affairs of the Company; prior to May 2003, Director, Regulatory Affairs of the Company; prior to April 2002, Managing Director, Altara Securities Inc. (financial services); prior to August 2001, Vice-Chair and General Counsel, EuroZinc Mining Corporation (metals mining).

André R. Falzon (49) Toronto, Ontario	Vice President and Controller (1988)	Vice President and Controller of the Company.

Igor Gonzales (49) La Molina, Lima, Peru	Vice President, Peru (2004)	Vice President, Peru of the Company; prior to February 2004, Vice President and General Manager, Pierina mine, of the Company.

Gregory A. Lang (49) Sandy, Utah	Vice President, North American Operations (2001)	Vice President, North American Operations of the Company; prior to February 2004, Vice President, Australian Operations of the Company; prior to December 2001, Vice President, Australia, Homestake Mining Company (gold mining).

Name (age) and	Office
municipality of residence	(date became an Officer)	Principal occupations during past 5 years
René L. Marion (41) Toronto, Ontario	Vice President, Technical Services (2004)	Vice President, Technical Services of the Company; prior to February 2004, Vice President & General Manager, Kahama Mining of the Company; prior to July 2003, Corporate Head, Evaluations and Development of the Company; prior to April 2002, Senior Manager, Development of the Company; prior to January 2001, Staff Mining Engineer of the Company.

John T. McDonough (57) Salt Lake City, Utah	Vice President, Environment (1994)	Vice President, Environment of the Company.

Stephen A. Orr (49) Perth, Western Australia	Vice President, Australia/Africa Operations (2001)	Vice President, Australia/Africa Operations of the Company; prior to February 2004, Vice President, North American Operations of the Company; prior to December 2001, Vice President, North American Operations, Homestake Mining Company (gold mining).

Calvin F. Pon (47) Toronto, Ontario	Vice President, Tax (2004)	Vice President, Tax of the Company; prior to February 2004, Director, Tax of the Company.

Raymond W. Threlkeld (57) Santiago, Chile	Vice President, Chile/Argentina (2002)	Vice President, Chile/Argentina of the Company; prior to February 2004, Vice President, Project Development of the Company; prior to July 2002, Vice President and General Manager, Pascua-Lama property of the Company; prior to December 2000, Vice President and General Manager, Bulyanhulu property of the Company.

John R. Turney (53) Toronto, Ontario	Vice President, Capital Projects (2004)	Vice President, Capital Projects; prior to December 2002, General Manager, Engineering and Operations, Barrick Gold of Australia; prior to December 2001, General Manager, Development and Engineering, Homestake Gold of Australia (gold mining).

Name (age) and	Office
municipality of residence	(date became an Officer)	Principal occupations during past 5 years
Sybil E. Veenman (40) Toronto, Ontario	Vice President, Assistant General Counsel and Secretary (1995)	Vice President, Assistant General Counsel and Secretary of the Company; prior to April 2004, Associate General Counsel and Secretary of the Company.

David D. Young (53) Toronto, Ontario	Vice President, Supply Chain Management (2004)	Vice President, Supply Chain Management of the Company; prior to February 2004, Vice President, Material & Supply, Rockwell Collins (aviation technology).

James W. Mavor (38) Toronto, Ontario	Assistant Treasurer – Risk Management (2004)	Assistant Treasurer – Risk Management of the Company; prior to February 2004, Director, Treasury Operations of the Company.

Jeffrey A. Swinoga (36) Toronto, Ontario	Assistant Treasurer – Finance (2004)	Assistant Treasurer – Finance of the Company; prior to February 2004, Director, Treasury Finance of the Company.

NON-GAAP PERFORMANCE MEASURES

     Total cash costs per ounce data has been provided because Barrick understands that certain investors use this information to assess the Company’s performance. The inclusion of total cash costs per ounce statistics enables investors to better understand year-on-year changes in production costs, which in turn affect Barrick’s profitability and ability to generate operating cash flow for use in investing and other activities. A measure of operating cash flow excluding the settlement amount of litigation has also been provided. Litigation settlements are infrequent in occurrence, and therefore including this non-GAAP measure of performance provides a more comparable basis for assessing the Company’s cash flow performance in 2003 compared with 2002. Non-GAAP measures do not have any standardized meaning prescribed by US GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

Reconciliation Of Total Cash Costs Per Ounce To Financial Statements

	Goldstrike –		Goldstrike –
	Open pit		Underground		Eskay Creek		Round Mountain
For the years ended
December 31,	2003	2002	2003	2002	2003	2002	2003	2002
Total cash production costs – per US GAAP[1]	$380.6	$320.2	$152.1	$123.0	$18.6	$14.7	$67.2	$78.7
Accretion expense and reclamation costs at operating mines	(2.5)	(5.5)	—	(1.2)	(0.3)	(0.5)	(1.6)	6.0

Total cash production costs per Gold Institute Production Cost Standard	$378.1	$314.7	$152.1	$121.8	$18.3	$14.2	$65.6	$72.7

Ounces sold (thousands)	1,625	1,383	600	617	354	358	379	389
Total cash costs per ounce sold per US GAAP (dollars)	$234	$232	$253	$199	$53	$41	$177	$202

Total cash costs per ounce sold – per Gold Institute Production Cost Standard (dollars)	$233	$228	$253	$198	$52	$40	$173	$187

1.	Represents cost of sales and other operating costs (excluding amortization).

	Hemlo		Holt-McDermott		Marigold		Total North America
For the years ended
December 31,	2003	2002	2003	2002	2003	2002	2003	2002
Total cash production costs – per US GAAP[1]	$60.4	$65.0	$20.9	$16.6	$8.1	$5.4	$707.9	$623.6
Accretion expense and reclamation costs at operating mines	(0.2)	(1.0)	(0.1)	(0.3)	(0.1)	(0.2)	(4.8)	(14.7)

Total cash production costs per Gold Institute Production Cost Standard	$60.2	$64.0	$20.8	$16.3	$8.0	$5.2	$703.1	$608.9

Ounces sold (thousands)	266	286	87	94	47	28	3,358	3,155
Total cash costs per ounce sold per US GAAP (dollars)	$227	$227	$240	$176	$172	$194	$211	$198

Total cash costs per ounce sold – per Gold Institute Production Cost Standard (dollars)	$226	$224	$239	$173	$171	$187	$209	$193

	Pierina		Total South America		Plutonic		Darlot
For the years ended
December 31,	2003	2002	2003	2002	2003	2002	2003	2002
Total cash production costs – per US GAAP[1]	$78.9	$90.2	$78.9	$90.2	$62.6	$58.0	$25.4	$24.8
Accretion expense and reclamation costs at operating mines	(3.2)	(18.4)	(3.2)	(18.4)	(0.2)	(0.8)	(0.1)	(0.3)

	Pierina		Total South America		Plutonic		Darlot
For the years ended
December 31,	2003	2002	2003	2002	2003	2002	2003	2002
Total cash production costs per Gold Institute Production Cost Standard	$75.7	$71.8	$75.7	$71.8	$62.4	$57.2	$25.3	$24.5

Ounces sold (thousands)	911	895	911	895	324	311	154	146
Total cash costs per ounce sold per US GAAP (dollars)	$87	$101	$87	$101	$193	$186	$165	$170

Total cash costs per ounce sold – per Gold Institute Production Cost Standard (dollars)	$83	$80	$83	$80	$193	$184	$164	$168

	Lawlers		Kalgoorlie		Bulyanhulu		Total Australia/Africa
For the years ended
December 31,	2003	2002	2003	2002	2003	2002	2003	2002
Total cash production costs – per US GAAP[1]	$23.8	$21.3	$88.1	$83.6	$77.1	$78.4	$277.0	$266.1
Accretion expense and reclamation costs at operating mines	(0.1)	(0.5)	(1.5)	(2.0)	(4.1)	(0.4)	(6.0)	(4.0)

Total cash production costs per Gold Institute Production Cost Standard	$23.7	$20.8	$86.6	$81.6	$73.0	$78.0	$271.0	$262.1

Ounces sold (thousands)	95	116	415	367	297	395	1,285	1,335
Total cash costs per ounce sold per US GAAP (dollars)	$250	$184	$212	$228	$260	$199	$216	$199

Total cash costs per ounce sold – per Gold Institute Production Cost Standard (dollars)	$249	$179	$209	$222	$246	$198	$210	$196

1.	Represents cost of sales and other operating costs (excluding amortization).

ADDITIONAL INFORMATION

     The Company will provide to any person, upon a request to the Secretary of the Company, the following information:

(a)	when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a proposed distribution of its securities:

(i)	one copy of the latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)	one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders which involved the election of directors; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

        (b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Company.

     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated March 8, 2004. As well, additional financial information is provided in the Company’s 2003 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under US GAAP) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2003 (as prepared under US GAAP), each of which is available electronically from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com) and from the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) (http://www.sec.gov).